U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     National Energy Services Company, Inc.
            --------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           NEVADA                                       52-2082372
------------------------------               ----------------------------------
(State of other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

             3153 Fire Road, Suite 2C, Egg Harbor Township, NJ 08234
             -------------------------------------------------------
               (Address of principal executive offices) (zip code)

Issuer's telephone number: (800) 758-9288


Securities to be registered under Section 12(b) of the Act:

      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered

         - None -                                           - None -
------------------------------                  -------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
       ------------------------------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                              Mintmire & Associates
                              265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                              Tel: (561) 832-5696 - Fax: (561) 659-5371

                            SUMMARY TABLE OF CONTENTS



PART I   ........................................................................3


    Item 1. Description of Business..............................................3
    Item 2. Management's Discussion and Analysis and Plan of Operation..........37
    Item 3. Description of Property.............................................41
    Item 4. Security Ownership of Certain Beneficial Owners and Management......41
    Item 5. Directors, Executive Officers, Promoters and Control Persons........42
    Item 6. Executive Compensation..............................................45
    Item 7. Certain Relationships and Related Transactions......................46
    Item 8. Description of Securities...........................................47

PART II  .......................................................................48


    Item 1. Market for Common Equity and Other Shareholder Matters..............48
    Item 2. Legal Proceedings...................................................50
    Item 3. Changes and Disagreements with Accountants..........................50
    Item 4. Recent Sales of Unregistered Securities.............................50
    Item 5. Indemnification of Directors and Officers...........................54

    PART F/S Financial Statements..............................................F-1


PART III.......................................................................101

    Item 1. Index to Exhibits..................................................101
    Item 2. Description of Exhibits............................................101

    SIGNATURES.................................................................102

PART I

ITEM 1. DESCRIPTION OF BUSINESS

(a) BUSINESS DEVELOPMENT

     National Energy Services Company, Inc. was incorporated on February 17, 1998 in Nevada as Coastal Enterprises, Inc. to engage in an internet related business. The Company and National Energy Services Company, Inc., an unaffiliated New Jersey corporation formed in late 1995 ("NESNJ"), entered into an Agreement and Plan of Share Exchange, dated October 19, 2001, (the "Share Exchange") pursuant to which the shareholders of NESNJ on October 19, 2001 (the "Exchange Date") were issued 10,000,000 shares of common stock of NES, par value $0.001 in exchange for one hundred percent (100%) of the issued and outstanding shares of NESNJ. Prior to the exchange, the authorized capital stock of NES consisted of 20,000,000 shares of common stock, par value $0.001, of which 1,700,000 shares were issued and outstanding and 1,000,000 shares of preferred stock, par value $0.001, of which no shares were outstanding. All outstanding shares were fully paid and non assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to the Share Exchange. The Share Exchange called for the resignation of the original officers and directors, who no longer have any continued involvement in the Company, and the appointing of a new board and officers. The new board of directors consisted of John A. Grillo, as sole officer and director. As of the Exchange Date, NESNJ became a wholly- owned subsidiary of the Company. For accounting purposes, the transaction was treated as a reverse acquisition, with the Company as the acquiring entity.

     The Company currently operates as National Energy Services Company, Inc. Unless the context indicates otherwise, references hereinafter to the "Company" or "NES" include both National Energy Services Company, Inc., a Nevada corporation and its wholly owned subsidiary, National Energy Services Company, Inc., a New Jersey corporation. The Company's principal place of business is 3153 Fire Road, Suite 2C, Egg Harbor Township, NJ 08234, and its telephone number at that address is (800) 758-9288.

     The Company is not presently trading on an exchange, but intends to monitor the progress of the newly formed BBX and apply to have its common stock either traded on the BBX or quoted on the Over the Counter Bulletin Board. There can be no assurance that such application will be accepted.

     The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on NES' current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

     In May 1998, prior to its acquisition of NESNJ, the Company sold 1,600,000 shares of its unrestricted common stock to seventy-three (73) investors for $16,000. For such offering, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended (the "Act"), Rule 504 of Regulation D promulgated thereunder ("Rule 504"), Section 517.061(11) of the Florida Code,
Section  10-5-9(13) of the Georgia Code,  Section 90.530(11) of the Nevada code,
Section 48-2- 103(b)(4) of the Tennessee code and Section 5[581-5]I(c) of the Texas code. No state exemption was necessary for the sales made to Canadian or French investors. See Part II, Item 4. "Recent Sales of Unregistered Securities.

     In January 1999, NESNJ entered into a Master Agreement with PP&L Spectrum, Inc., a Pennsylvania corporation ("PPL"), a subsidiary of PP&L Resources, Inc. to market and distribute energy related products and services, including but not limited to energy upgrade and retrofit opportunities to the long term care/retirement community industry. As part of this agreement, NESNJ's duties are to generate sales leads for projects by establishing initial contacts with potential customers and developing those contacts into project proposals and to provide the surveying, analysis and engineering for lighting upgrades, Ozone Laundry Support Systems ("OLSS"), water conservation measures and miscellaneous mechanical projects as well as project management and project invoicing for the entire project. PPL's primary duties include HVAC, water heating and energy conversion expertise as well as the financing of the projects. NESNJ is entitled to all profits resulting from any projects specified and managed by NESNJ, while PPL is entitled to all profits from any projects specified and managed by PPL. There is the potential for profit sharing between NESNJ and PPL on projects co-managed and designed. The term of the agreement is for a period of ten years, with PPL having a right to terminate with thirty days notice to NESNJ.

     In February 1999, the Company issued 100,000 shares of its restricted common stock to two (2) persons for their services to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 of Regulation D promulgated thereunder ("Rule 506") and
Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In May 2001, NESNJ entered into a contract with Howard R. Bensel, Jr. to lease the premises located at 3153 Fire Road, Suite 2C, Egg Harbor Township, New Jersey 08234. The property consists of approximately 1,850 square feet of finished office space. The term of the agreement is for a period of two years. The Company pays rent in the amount of $1,798 per month. See Part I, Item 3. "Description of Property."

     In October 2001, the Company entered into the Share Exchange with NESNJ and its shareholders. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of NESNJ for all of the issued and outstanding stock of NESNJ. As part of the exchange, John A. Grillo, the Company's current President, Secretary and Chairman, received 3,333,300 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 49:3-50(b)(9) of the New Jersey Code and
Section 211(b) of the Pennsylvania Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In December 2001, the Company sold 840,260 shares of its restricted common stock to two (2) investors for a total of $501,378. For such offering, the Company relied upon the 506 Exemption and Section 1707.03 of the Ohio Code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

     In December 2001, NESNJ entered into a contract with George E. Michael to lease a portion of the premises located at 328 South Main Street, New Hope, PA 18938 beginning January 1, 2002. The property is used by the Company as office space. The term of the agreement is for a period of one year. The Company pays rent in the amount of $1,000 per month. See Part I, Item 3. "Description of Property."

     In January 2002, the Company issued a total of 39,000 shares of its restricted common stock to eleven (11) of its employees for services rendered to the Company. For such offering, the Company relied upon the 506 Exemption,
Section 49:3-50(b)(9) of the New Jersey Code, Section 211(b) of the Pennsylvania Code and Section 581-5(I)(c) of the Texas Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 2002, the Company issued 15,000 shares of its restricted common stock to two (2) consultants for services rendered to the Company. For such offering, the Company relied upon the 506 Exemption, Section 49:3-50(b)(9) of the New Jersey Code and Section 7-11-402(10) of the Rhode Island Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
4. "Recent Sales of Unregistered Securities."

    (b) BUSINESS OF THE COMPANY

GENERAL

     At its inception, the Company intended to engage in an internet related business. The Company was incorporated in February 1998 to conduct any lawful business, but with the express intent to enter into an internet related businesses. Its then current management had little or no experience in this field. In May 1998, the Company attempted to raise money through the use of a private placement memorandum to fund its operations. The Company was only able to raise a total of $16,000, which was not enough to launch planned operations.

     It was not until October 2001, through the acquisition of the Company's wholly owned subsidiary, NESNJ, that the Company changed its business plan to NESNJ's business plan of marketing aggregated energy management services to the long term care industry. NESNJ was formed in late 1995 by John Grillo, the Company's current Chairman and President. Mr. Grillo capitalized on his experience as an electrical contractor to develop a comprehensive energy management program for long term care facilities which was paid directly from savings generated by energy system improvements. The program features an upgrade to lighting fixtures, improved heating, venting and air conditioning ("HVAC") equipment, OLSS, all of which serve to strengthen their current profitability, maintain contractually competitive power during deregulation uncertainty, and fund these renovations through the monthly energy savings with no out-of-pocket costs to the facility.

     To provide funding for the energy conservation projects, the Company formed a strategic alliance with PPL. PPL markets energy related products and services to commercial and industrial customers. This association creates a common structure that packages an energy upgrade and several energy management services within a long term energy supply contract assuring customers of continuing competitive pricing.

Energy Gatekeeper Program

     The Company has developed a proprietary comprehensive, cost-driven energy-management system called (the "Energy Gatekeeper Program") which custom tailors an energy conservation plan to maximize energy efficiency in any energy consuming building system for long-term health care facilities thereby improving their bottom line. NES has aggressively embraced new technologies and formed strategic alliances which enable it to offer state-of-the-art goods and services for the purpose of maximizing Company profit potential and saving long-term health care facilities operating costs on a month-to-month basis with no out-of-pocket cost.

Overview

     The Energy Gatekeeper Program bundles energy saving system upgrades within an energy supply agreement. The health care facility signs a contract of 60 months or longer in which all equipment upgrades are paid for and all energy bills are consolidated into one invoice. The complete service contract provides:

     -    Monitoring of utility usage to spot inefficiencies;
     -    All energy bills consolidated into one easy to manage invoice; and
     -    Competitive supply price guarantee for life of contract

     The Energy Gatekeeper Program is a combined service and financing agreement where the facility has all its energy services taken care of by the Company and energy solutions partner. The customer obtains new energy efficient lighting, HVAC equipment and OLSS systems. All equipment is amortized over a 60 month period, with current standard contracts specifying a minimum of 36 to 60 months. Additionally, NES contracts carry a 24 month renewal period. Earlier contracts have a duration of up to ten years.

     NES controls the acquisition of power to all customers in two ways, contractually and through a limited power of attorney. This ability to exercise complete control is more than found in most other such financing agreements, enhancing the level of security for the funding source and increasing the payment impetus for the installed equipment.

The Gatekeeper Contract and Documentation Package

     NESC created a credit review process and developed a contract which clearly establishes responsibilities of all parties. The following outlines the package of materials the company collects, evaluates and produces for each project:

     Two Years of Financial Statements - Each customer is required to supply the last two years of operating financial statements.

     Credit application form - A one page credit application is required obtaining ownership and banking information.

     Contract for Energy Services - The base contract is a 12 page agreement covering the responsibilities of all parties. The contract also contains a termination buyout schedule identifying the cost of buying out the contract on a monthly basis and a complete upgrade equipment schedule.

     Limited Power of Attorney - The limited Power of Attorney is executed giving NESC the power to completely manage and control the facility's energy sources and to receive and pay all utility bills. However, NESNJ is not liable for any energy bills left unpaid by the customer.

PRINCIPAL PRODUCTS AND SERVICES

     The products and services offered in the Energy Gatekeeper Program include:

OLSS
Lighting Upgrades
Mechanical Systems (HVAC)
Water/Sewer Conservation Methods
Acquiring On Generation & Asset Management
Energy Supply Procurement Management

Ozone Laundry Support System (OLSS)

     OLSS can cut laundering costs by more than 50% primarily by eliminating the need for hot water during the washing process. Activated Air Laundry System, commonly referred to as ozone laundering, uses activated oxygen (ozone) in cold water washing to disinfect better than traditional hot water methods.

     The savings are substantial since laundering expense is considered to be one of the most significant line items in a facility budget. Most 120 bed facilities can save over $1500 per month, close to $20,000 per year in utility costs alone.

     By injecting ozone (activated oxygen) into the wash and rinse water, your laundry is cleaner and completely disinfected. With ozone laundering, fewer cycles are required to clean, thus chemical use is reduced. Energy bills are also greatly reduced because ozone works best in cold water.

     Ozone is a powerful oxidant that is 3,000 times faster and 130% more effective than chlorine, but without chlorine's dangerous properties. The ozone molecule is composed of three atoms which are very unstable. An unstable gas, ozone decomposes rapidly into oxygen, which causes its tremendous oxidation potential. (Ozone, Pharmaceutical Sterilant of the future". 1985 Bill Burley, Department of Pharmaceuticals, University of Tennessee, Memphis, Tennessee. "Essentials in the use of Ozone." 1922. Henry Hamilton, Jr., New York Manager, Ozone Pure Airfier Co., Chicago, IL. American Society of Heating and Ventilation Engineers.)

     Test results from independent laboratories confirm a 99.5% pathogenic bacterial kill count with ozone laundering, as compared to 97.3% with traditional hot temperature washing. ("Ozone" By M. Horvarth, L. Bilitzky and J. Huttner, Budapest, Hungry, Published 1985, Distributed by Elsevier Science
Publishing Co., Inc., 52 Vanderbilt Ave., New York, NY 10017; "Ozone, Pharmaceutical Sterilant of the Future". 1985, Bill Burley, Department of Pharmaceuticals, University of Tennessee, Memphis, Tennessee; "Sensitivity of Three Selected Bacterial Species of Ozone". 1973. W.T. Broadwater, R.C. Hoehn and P.H. King. Applied Microbiology, Vol 26, pg 391; "Bacterial Activity of Ozone and Chlorine against Escherichia coli at 1 Deg. c". 1956. Fetner, R.H., and Ingolis, R.S., J. Gen. Microgiol., 15,381; "Action of Ozone on Water-Borne Bacteria". 1954. Dickerman, J.M., J.N. Eng. Water Works Assoc., 68,11. "Three Years of ozone sterilization of Water in Paris". 1959. Guinvarch, P., Adv. che,. Ser., 21,416; "Inactivation of Viruses and Bacteria by Ozone, With and Without Sonication". 1975. G.R. Burleson,T.M. Murray and M. Pollard. Applied Microbiology, vol 29, p340; "Measurement of the Inactivation Kinetics of Poliovirus by Ozone in a Fast Flow Mixer". 1979. z. Katzenelscn, G. Koerner, N. siedermann, M. Peleg and H.I. Shuval. Applied a-nd Environmental Microbiology, Vol 37, p715; "Ozone as a Water and Wastewater Disinfectant: A Literature Review". 972. Venosa, A.D., in "Ozone in Water and Wastewater Treatment". p83, Ann Arbor Science, Ann Arbor, MI; "The Health Implications of Water Treatment with Ozone". 1982. Carmichael, N.G., Life Sci., 30,117.)

     An ozone disinfecting system is just as effective but less costly to operate. Using ozone in the laundry process is less costly because ozone is only active in cold water; therefore there is no need to buy natural gas or other energy sources to heat the water. ("Application of Ozone from Sterilamp in control of Mold, Bacteria and Odors" 1957 By Rudolph Nagy, Westinghouse Electric Corp., Bloomfield, NJ. Advances in Chemistry Series; "Action of Ozone on Water-Borne Bacteria". 1954. Dickerman, J.M., J.N. Eng. Water Works Assoc., 68,11; "Ozone" By M. Horvarth, L. Bilitzky and J. Huttner, Budapest, Hungry, Published 1985, Distrubuted by Elsevier Science Publishing Co., Inc., 52 Vanderbilt Ave., New York, NY 10017).

     Data also reveals that using ozone gas in laundering is far more effective than conventional disinfectants against microorganisms, viruses and cysts. ("Ozone" By M. Horvarth, L. Bilitzky and J. Huttner, Budapest, Hungry, Published 1985, Distributed by Elsevier Science Publishing Co., Inc., 52 Vanderbilt Ave., New York, NY 10017; "Ozone, Pharmaceutical Sterilant of the Future". 1985, Bill Burley, Department of Pharmaceuticals, University of Tennessee, Memphis, Tennessee)

     The powerful gas even destroys Escherichia Coli ("E. Coli") 3,125 times faster than chlorine. ("Sensitivity of Three Selected Bacterial Species of Ozone". 1973. W.T. Broadwater, R.C. Hoehn and P.H. King. Applied Microbiology, Vol 26, pg 391; "Bacterial Activity of Ozone and Chlorine against Escherichia coli at 1 Deg. c". 1956. Fetner, R.H., and Ingolis, R.S., J. Gen. Microgiol., 15,381.)

     Because of the significant energy savings the cost of the equipment and installation can be funded through the monthly savings, resulting in no out-of-pocket cost to the facility. The OLSS are easily installed and begin generating energy savings immediately upon operation.

     By injecting ozone gas, one of the most powerful cleaning agents, into cold wash and rinse water, the laundry becomes cleaner and completely disinfected. Ozone oxidizes the fatty oils, and breaks the bond between the dirt and the cloth. Insoluble soils are chemically altered by the ozone into soluble products, which can be removed from the fabrics by the normal washing action.

     Ozone laundering improves productivity because the process requires fewer wash cycles and reduces drying time. The OLSS reduces the drying time because the work, removing moisture from the linen, which the dryer has to do, is reduced. While utilizing ozone during the wash process, a chemical linen softener is no longer required. Without the "coating" of a softener, the weave of the fabric is more open. Since the actual tubes of fabric are more open, water can be more effectively removed during the rinse cycle resulting in less moisture for the dryer to remove. The more open weave of the fabric also makes the actual drying process more efficient because the air flow is increased through the fabric, which significantly reduces dry time.

     Using this technology lowers water and sewer use, and reduces energy costs. Because chemical use is reduced, softeners are not required, drying time is less and fabrics last longer, extending linen life. For example, an OLSS system installed in a typical 120 bed nursing facility can reduce the need to heat over 730,000 gallons of water per year. That reduction would save approximately $15,600 per year. These average savings results are derived from the Company's results from over fifty (50) installations of the OLSS system.

     After comparing the costs and capabilities of the Activated Air Laundering System with traditional hot temperature washing, the benefits to the average 120 bed facility are substantial.

Lighting Upgrades

     The purpose of a lighting upgrade or "Lighting Retrofit" is to install energy-efficient lighting technologies wherever they are profitable and maintain or improve lighting quality. The energy- efficient lighting technologies available today can dramatically reduce energy consumption and prevent pollution while delivering comparable or better lighting. If energy-efficient lighting were used everywhere it were profitable, the electricity required for lighting could be cut by up to 50 percent, and aggregate national electricity demand would be reduced by more than 10 percent (EPA website). For example, a lighting upgrade in a typical 120 bead nursing home can reduce 226,666 kilowatt hours per year, resulting in an annual savings of approximately $20,400. These average savings results are taken from our own engineering and actual results in more than 100 installations.

     Though an energy-efficient lighting product sometimes costs slightly more than the inefficient product it replaces, the energy savings are so significant that any incremental cost is rapidly paid off, producing highly profitable rates of return. Compact fluorescent light bulbs use 70 percent less energy than standard incandescent light bulbs. By replacing just one 75-watt incandescent light bulb with a 20-watt CFL, you could save an estimated $14 a year on your energy bill assuming the bulb is used for 5,000 hours. Compact fluorescent light bulbs last an average of 10,000 hours, compared to only 850 hours for a standard incandescent light bulb (Portland General Electric Company).

Mechanical Systems/HVAC

     The installation of state-of-the-art, energy conserving boilers, heating and air conditioning units and other mechanical equipment can improve operating efficiency and increase productivity. Retrofitting outdated systems with new equipment not only saves energy dollars, but reduces repair and maintenance expense. The impact of environmental improvements such as improved air quality and increased comfort levels can make a noticeable positive impact on resident and employee satisfaction.

Water and Sewer Conservation

     The goal of an effective water conservation project is to reduce usage and maintain or improve the water quality and fixture performance. The installation of low use, optimum performance fixtures is the key to an effective water conservation program.

     For example, the retrofit of a low-flush toilet can reduce water usage by more than 750,000 gallons annually in the average 120 bed nursing home. This reduction in usage has a significant impact on water/sewer costs. Depending on the local water/sewer rates, the annual savings can be as much as $5,000 per year with equipment life expectancy of 15 to 20 years.

MicroTurbines

     The MicroTurbine was developed to produce electricity efficiently and cost-effectively by using natural gas. At the same time, the MicroTurbine emits very low levels of pollutants and remains substantially maintenance-free.

     Additionally, the MicroTurbine can virtually eliminate down time costs related to power outages. Not only does the MicroTurbine produce electricity, but it also produces usable exhaust heat. This exhaust can be used directly without any cleansing needed, therefore displacing a large percentage of the existing hot water boiler load. This potentially saves a facility thousands of dollars per month. An engineering study performed in a 240 bed nursing home in North Jersey showed that microturbines would generate approximately $15,000 per year in savings. This study was performed by PP&L Spectrum, an energy services division of PPL, a Pennsylvania electric utility Company.

Future Products and Services

Energy Supply

     NES will provide competitively priced electricity and natural gas supply to its customers. Strategic alliances will be formed with regional and national energy supply sources. The driving force in the selection of a supply partner will be their commitment to competitive pricing and quality service.

Strategic Alliance with PP&L Spectrum, Inc.

     NESC has  formed a  strategic  alliance  with PPL to market  energy-related
products  and  services  to  commercial  and  industrial  customers.   Based  in
Allentown, Pennsylvania, PPL is a Fortune 500 company with a market capitalization of $4.4 billion and annual revenues of about $3.8 billion. It delivers products and services to customers through its principal subsidiaries including:

     PP&L, Inc. delivers electricity to 1.3 million customers in Pennsylvania, owns and operates generating facilities at seven sites in Pennsylvania; is among the largest generation-owning wholesale energy marketing organizations in the United States; and, through its subsidiary, PP&L EnergyPlus Co., is one of the leading marketers of retail energy in Pennsylvania.

     PP&L Global, Inc. with headquarters in Fairfax, Virginia, has substantial or majority ownership interests in companies that deliver electricity to more than 2 million customers in the United Kingdom, Chile and El Salvador. It also has operations or investments in Argentina, Bolivia, Brazil, Peru, Spain and Portugal and is in the process of developing or acquiring power plants in Maine, Connecticut, Arizona and Pennsylvania.

     Penn Fuel Gas,  Inc.  provides  natural  gas  delivery  service  to 100,000
customers  in   Pennsylvania   and  Maryland   and  sells   propane   throughout
Pennsylvania.

     As the Company's primary energy partner, PPL provides critical support to NES in several ways:

Funding Source - PP&L Spectrum serves as a funding partner providing financing for the equipment upgrades including lighting, HVAC, OLSS systems and water conservation measures.

Engineering - PP&L provides system analysis, design and engineering for potential HVAC, Mechanical and Microturbine projects.

Strategic Alliance with Charter Management Inc.

     Charter Management Inc., is a lending institution that's management team understands the nursing home industry. Charter Management has worked with NES to streamline the financing for the Energy Gatekeeper program and provide an additional funding source for NES to call upon to provide capital for the financing of the our energy conservation projects.

NURSING HOME ENERGY MARKET

     There are currently over 17,000 nursing homes currently operating nationally. Out of the 17,000 nursing homes currently operating in the continental US, approximately 10,000 of them are in the high cost energy regions of the East and West coasts with espectially large concentrations in Florida.

The following factors should be considered:

     Nursing homes are under intense fiscal and regulatory pressures.
     Nursing homes have very few areas to conserve cash without compromising care.
     Utility costs are among the top five highest line items in the operating budget.
     Nursing homes desperately need to find cash savings in their operating budget.
     Most nursing homes are operating outdated HVAC and lighting systems.
     The customer is well-defined and easy to reach.
     Most long term care facilities are alike in construction, design and energy consumption.
     Data about nursing home energy consumption is quickly and efficiently obtained.
     The Medicaid utilities reimbursement structure assures a facility's ability to pay.

MARKETING, SALES AND DISTRIBUTION

MARKETING

     Relationships are the cornerstone of the Company's marketing philosophy. The process of building and maintaining intimate working relationships requires a commitment at all levels of the organization. The Company's marketing program includes:

Market Research
Feasibility Studies
Public and Industry Relations
Promotion
Advertising
Direct Response
Sales Support
Customer Service
Employee Relations
Training and Education

     NES believes that to successfully meet challenges, marketing relationships must be built at several levels:

NESC Team
Energy Market
Long Term Care Market
Customers

NESC Team

     It is paramount that every NES associate, from administrative to installer, business development to CFO, marketing to receptionist understands the Relationship Marketing philosophy. Because of the complexity of the product and the market, NES also works very hard to ensure that every person in the Company has a working knowledge of the product and the process. Building solid working relationships with our employees is important to our success.

Energy Market

     If the energy supply prices are too low, NES cannot offer potential customers the most effective benefit; No Out of Pocket Cost. Sales volume is directly related to NES's ability to fund its products and services through energy savings.

     Low energy supply prices also reduce the business consumer's need to address their utility costs and energy usage patterns dramatically. If the need to conserve dollars through conserving energy does not exist, the NES Gatekeeper Program is not viable. Building a relationship with the Energy Market means:

Researching Energy Suppliers
Researching Energy Rebates and Special Programs
Researching ESCO's (Energy Services Companies)
Gaining an Understanding of the Energy Trends
Monitoring Trends and Suppliers

Long Term Care Market

     The only way to stay on top of the constantly changing health care marketplace is to build relationships with individuals inside the industry. This is particularly true in Long Term Care. The feasibility of an area is determined by:

Number and Size of LTC Facilities
Age of Facilities
Cost of Energy
Existing Energy Reimbursement Programs
Profile of Ownership (Corporate or Individuals)
Regulatory Controls Related to Hot Water Laundering

     NESC begins the relationship building process immediately by contacting the following:

Existing Contacts
Referrals
Corporate Owners
LTC Trade and Professional Associations
State Regulators re: Laundering Regulations

     National Energy has spent years developing relationships in the Nursing Home industry. In a relationship driven organization, these people are the key to success. It is contacts like those listed above that ensure success in new markets, continued profitability in existing markets and consistent growth in sales volume.

Customers

     When so much rides on referrals and recommendations, it is critical that NES maintains the highest quality of service. Building a good relationship with our customers could be the most important part of the Relationship Marketing program. NES begins building relationships with long term care owners and operators at the very beginning of the marketing process. During the due diligence portion of the market research, the NES team is calling and visiting key players in the local and state nursing home industry.

     By asking for their help in understanding the long term care market, NES opens the lines of communication that will continue throughout the business relationship. Often times our contacts have made personal introductions that advances the process and business friendships are made very quickly. By the time NES is positioned to begin selling to these individuals and their facilities, solid acquaintances are already in place reducing closing time and building sales volume in a timely fashion.

     The sales process is never complete. It is an integral part of our growth philosophy to provide additional products and services to our customers. Ensuring customer satisfaction and keeping our customers informed is critical.

     It is important to note that NES has invested substantial capital in Goldmine, a detailed contact management program. All NES employees are trained in the use of Goldmine. The computer network ensures that the entire NES team can provide the ultimate service at all times.

SALES

     The customer often must be educated before a need is even recognized. The education occurs on several levels:

Energy Cost and Usage Awareness
Conservation Options
Benefits of Employing Conservation Methods
Financial
Quality of Life
Aesthetic
NES Line of Products & Services
Benefits of Selecting NES

     The complexity and length of the sales process presents a special challenge to even the most savvy marketing/sales professional. However, the Company firmly believes that if it can prove to a potential client that it will save money with no out-of-pocket expense, while maintaining or improving its current level of care, it can sell the Company's products and services successfully.

     Inadequate reimbursement and challenging fiscal situations in many nursing homes are driving owner/operators to seek creative ways to bring extra cash to the bottom line. They must find additional operating dollars that are immune to changing reimbursement regulations.

Sales Goals

Identify the Decision Maker
Present Financial Benefits of NES Products and Services
Identify Specific Savings for Facility
Identity Products to Achieve those Savings
Close Customer

     A brief outline of the methodology used to accomplish the above sales goals is:

Identify the Decision Maker

     Many times our relationships with owner/operators and other influential individuals in the industry help us identify the appropriate person within the organization. Our contacts will often make an introductory call, saving the Company valuable research manpower.

     If not, the administrative support staff will contact facilities and organization via phone to get the needed information. During this phone call, NES will also verify the names of the key staff and the locations of sister facilities and/or the corporate offices.

Present the Financial Benefits of NES Products and Services

     NES has developed a proven method of making the appropriate people aware of our products and services.

Introduction Letter
Follow-up Phone Call
Set Appointment
Follow-up Letter and/or Fax
Make Presentation to Decision Maker
Identify Specific Savings for the Facility

     During the presentation, information is gathered as part of the qualifying process. It is critical to the success of the sale to determine if the facility's situation will generate the energy savings to create the positive financial scenario. The NES marketing representative will gather:

Monthly Utility Costs and Usage Patterns
Systems Data
Laundry
Lighting
HVAC/Mechanical
Water/Sewer

     With this information, the sales representative can quickly determine the project feasibility.

Identify Products to Achieve the Savings

     The marketing representative can determine which products and services would help the facility achieve their financial goals. NES gains approval to perform surveys in the appropriate areas (lighting, HVAC, laundry, water & sewer).

     Years of experience in the energy services industry, electrical contracting business and our extensive knowledge of long term care operations all contribute to our exceptional survey abilities. The qualitative and quantitative information gathered during the survey process allows NES to accurately project the savings for each facility and specify the correct products and services needed to actualize these savings.

     A follow-up appointment is made to present the survey results and the financial arrangement available for the products needed. At this time the savings analysis reports detailing exactly how and where dollars will be saved and how the project can be funded.

Close Customer

     Contract is presented and negotiated. Credit application is completed and approximate start date agreed upon.

     This is only the beginning of the Relationship Marketing process. As NES moves into the purchasing and installation phase, the focus of the NES relationship with the client expands to include the installation and project management teams.

PURCHASING & INSTALLATION

PURCHASING

     John Grillo, founder of NES, has developed solid relationships with major suppliers of industrial lighting, mechanical equipment and other energy conservation products. His extensive knowledge of the electrical contracting industry enables NES to offer state of the art products and services.

     The needs of the health care industry are unique. Specifications for HVAC, lighting, water quality and laundry equipment are very specific. It is the responsibility of NES to find supplies and equipment that meet and/or surpass the Long Term Care regulatory guidelines. Guidelines vary from state to state, from the laundry process, the lighting levels or air quality and temperature, each state has developed its own set of standards and policies regarding these issues. Typically the State Department governing these regulations is the Department of Human Services, Department of Jobs and Family Services, Department of Health Services, etc. It is critical for NES to become familiar with each state's regulations and policies regarding each energy conservation measure ("ECM") it installs before it starts to market and install the particular ECM in any given state. NES's standard contract policy is to replace or improve the existing conditions (ie. light levels, air temperature) while reducing energy costs.) Many times it is incumbent upon NES to provide education regarding these restrictions to our suppliers.

     NES has preferred vendor or distributor status with many suppliers. These valued relationships ensure that our customers receive:

Preferred Pricing
Quantity Discounts
Timely Delivery
Quality Products
Exceptional Warranties
Superior Customer Service

     NES has developed a system of checks and balances to ensure that the customer has a complete and total understanding of what is being ordered. At this point in the transaction every effort is made to clarify, down to the last detail, the expectations of the customer the ability of NES to meet those expectations. Before the final order is placed the following procedure is followed:

Survey is Checked and Rechecked with Customer
Final Walk Through with Customer to Finalize Equipment Purchasing List Final Review of Equipment to be Purchased
Confirmation of Purchasing List with Customer
Customer Sign's Off on Equipment Purchase

     NES is dedicated to maintaining quality relationships with our suppliers and makes a concentrated effort to expand our sphere of influence among the manufacturers. This allows NES to customize our product line and select the materials that best fill the needs of our customers.

INSTALLATION

     The installation of NES products is the most delicate part of the entire process and can place enormous strain on a customer relationship. At this time, NES makes every effort to expand our contact with the facility to include all of those staff members whose daily tasks will be effected by the installation of new equipment.

     The nursing home presents exceptionally complicated installation problems. NES is dedicated to making the installation as hassle free as possible. This takes a great deal of planning and communication. The traditional0 installation proceeds as follows:

     Meet with Department Heads Re: Installation Schedule
     Complete Action Plan for Any Disruptions of Power, etc.
     Explain in Detail Customer Responsibilities
     Explain in Detail NES Responsibilities Customer Sign off on Installation Plan and Schedule
     Send Follow-up Letter with Schedule to Dept.
     Heads Notify Wings, Floors, Nurses Stations of Schedule
     Make Modifications in Schedule to Avoid Major Disruptions
     Installation Completed
     First Walk Through with NES & Contractor
     Punch List Completed
     Second Walk Through with NES & Contractor
     Punch List Completed
     Walk Through with Customer, NES, & Contractor
     Punch List Completed
     Final Walk Through with Customer, NES, & Contractor
     Obtain Customer Sign Off of Satisfactory Completion
     Obtain Certificate of Completion

Contractor Selection

     The selection of the right contractor is critical to the successful installation. The Company has strict contractor criteria. The selected firm must have a total understanding of what is required to work in the health care environment and be willing to complete the Contractor Compliance paperwork.

CUSTOMER SERVICE

     Building a solid working relationship with our customers is paramount to the success of the Company. The ability to create an atmosphere of trust in which candid, constructive communication flows throughout the entire relationship is critical. The quantity and quality of communication in the NES customer relationship is imperative because of the:

     Complexity of the Energy Services Industry Lack of Consumer Understanding Regarding Energy Issues Consumer Reluctance to Embrace Conservation Measures Lack of Consumer Knowledge Regarding Energy Costs & Usage Patterns Complexity of the National Energy Products and Services Length of the Sales Cycle Opportunity to Sell Additional Goods and Services Later in the Relationship Importance of Referrals to NES's Marketing Success

     Customer service begins at the initial contact and continues throughout the relationship. The following items are included in the Customer Service Program:

Correspondence:
Thank you for the appointment
It was a pleasure meeting with you
Thank you for the reference
Thank you for the referral
Thank you for your cooperation during installation

Questionnaires:
During Installation
Post Installation
90 Days Post Installation
Every 6 Months
Holiday Cards
Holiday Gifts

     Also included in the Customer Service process are site visits. The NES Customer Service policy calls for a site visit once a year and monthly phone calls to check on operations and customer satisfaction. These visits can be made by any of the NES team. Using the Goldmine Contact Management System, NES carefully tracks the specifics of our customer relations effort. (ie: date, time of visit, who made the visit, note of any comments, action taken, etc.)

Customer Service Training

     The success of the Relationship Marketing philosophy is directly related to the ability of NES to maintain quality relationships and provide the ultimate service to those clients and potential customers.

     Every NES team member receives extensive training in the use of the Goldmine tracking system. This ensures a communication flow that allows anyone in the organization access to the latest information about a project, lead, problem, etc. Inquiries are answered quickly and courteously. From partner to administrative staff from payroll clerk to receptionist customer service is everyone's job.

     Customer Service Training extends to the on-site contractors. NES believes that installers and service technicians represent NES and must be committed to delivering the highest quality of service.

Systems Design and Engineering

     NES has diligently worked to develop systems and services that fill the unique needs of the long term care industry. The ability to assess savings potential quickly, project usage, design a system and purchase to meet stringent speculation is a very marketable asset.

     Our Lighting Analysis Software was designed using Microsoft Access to allow for efficient and accurate estimates of usage and identify equipment needs. For example, many nursing homes duplicate room designs. These duplicate designs are addressed with one computer keystroke which saves considerable man hours. Upgrade pricing and design is implemented with the unique fixture key entry system which makes the program flexible and easy to use.

     There are several factors that have contributed to NES's design and engineering abilities:

     Most long term care facilities were constructed about the same time and are alike in design, size and materials, hence the energy consumption and equipment is often similar.

     NES understands the nuances of the day to day operations of a nursing home.

     NES understands the regulatory and financial issues of long term care facilities. All Medicaid facilities receive some level of reimbursement for their Medicaid residents. Each state varies its reimbursement structure quite differently. Because NES receives a large part of the project costs through the savings, which is reflected on the energy bill, it is important to understand how the reimbursement works for billing purposes.

     NES has relationships with nursing home owner/operators which have enabled the Company to conduct research and development including trial installations on innovative products and services.

     NES has the ability to efficiently collect and analyze utility data.

     NES has relationships with manufacturers and suppliers which expedite the development of a unique product and/or equipment modifications necessary to fill the unique market needs.

Aggregated Services Potential

     The financial impact of the Aggregated Services Potential is only now becoming a reality for NES and its energy partners. Many companies seek residual revenue from the initial sale. NES has found a market niche that not only has a residual value from the initial sale (long term energy supply and financing contracts), but has a potential for multiple sales to a single client. NES is constantly searching for innovative equipment and/or services that can be integrated into the existing product line. During the length of the 5 year Gatekeeper contracts, NES is in constant contact with our customers building credibility. This ensures NES's ability to sell of additional goods and services to satisfied customers.

Financial Control

     The financial controls inherent in the NES programs are a significant business asset. The strong working relationship with the primary energy partners, PPL and Charter Management, have secured NES's ability to control the income stream from installation throughout the residual phase.

     The Energy Gatekeeper Program is a combined service and equipment financing contract where a healthcare facility has all of its energy services provided by NES. The program finances all energy-efficient equipment over a sixty-month amortization schedule. The customer can obtain new energy-efficient lighting, an ozone laundry support system, HVAC systems and other energy- efficient capital improvements. There are no out of pocket costs to NES's client since the capital costs for the project are provided by either Charter Management or PPL. The savings generated by the energy-efficient measures are used to pay for the capital costs. All equipment is amortized over a sixty-month period.

     Because NES controls the supply of power to all customers, both contractually and through a limited power of attorney, there is far greater assurance that the third party lender will be paid than is found in standard financing arrangements; to date this program has experienced zero defaults. Instead of the traditional collection methods used for loan repayment such as coupons or monthly statements, the principle and interest payments of the equipment financing is added into the monthly utility bill that the customer receives. Facilities are preprogrammed to paying their energy bills to "keep the lights on". For financing providers this produces a greater level of asset repayment protection. Traditionally a facility would receive an energy bill from the provider of that service and submit payment directly to that provider. Under the Energy Gatekeeper Program, NES becomes the energy manager and receives the facility's energy bills directly from the energy suppliers and transporters. Upon receiving the energy bills for a facility, NES consolidates all of the facility's energy bills (combining the natural gas, electricity, water and sewer bills into one invoice). Additionally, the monthly project financing costs (P&I) are added into the consolidated invoice. This makes for a "seamless" bill that includes the costs of conventional utilities, as well as the amortized costs (P&I) of the energy-saving equipment. For example, the financing charges for an energy-efficient lighting upgrade would be added into the electric portion of a consolidated invoice because the upgrade reduced the corresponding electricity usage.

     After the different utility costs and the financing costs have been combined into one energy invoice, that invoice is sent to the facility and payment from the facility is remitted to NES. Upon receipt of payment for the consolidated energy invoice, NES forwards payment to the individual energy suppliers and makes the P&I payment to the financing institution.

     This advantage adds one more level of control to the NES process. NES already controls the operations and management of the project equipment and energy supply. Now the financial advantage ensures payment, increases working capital, substantially reducing any risk of non- payment.

Operations and Management Control

     NES has the ability to control the operation and management of its products and services. The integration of energy supply, equipment procurement and installation, and equipment maintenance allows NES to stay involved from design and development through the life of the product and /or service.

     This control over operations and management ensures consistency and quality of service.

The Power of Negotiated Pricing

     NES is able to maintain a healthy profit margin because of the nature of the energy services contract. Energy conservation services contracts are typically negotiated because each facility has different needs and requirements which need to be determined through an energy study prior to the preparation of a proposal. The extremely volatile nature of energy prices and the extended period of the agreement also contribute to the need to work with a customer to determine the best energy conservation strategy for their facility.

     Customers generally do not shop this type of proposal because in most cases the energy savings funds the project, so the owner has no cash outlay. Because we provide this type of special project financing, specifically tailored to the long-term care community, the customer more often than not finds little reason to look elsewhere.

     The last factor, which leads to negotiation in place of shopping, is the lack of competition. While it is true that there are many companies supplying energy and numerous companies providing energy management services, very few have combined the entire package with the right financing to compete with the Company's Energy Gatekeeper Program.

The Power of Data Collection

     As energy deregulation becomes increasing widespread, the value of an exclusive 5-year energy agreement increases. Energy prices are and always will be a function of volume. As we amass contracts, two things are being developed; a large aggregated load profile and the accompanying energy utilization data. The more load data we have as a company the better positioned we are to take advantage of lower energy supply prices and emerging energy conservation technologies. Both of these advantages should lead to increase sales and profits.

DEPENDENCE ON NEW PRODUCTS

     The Company believes its ability to grow in its existing markets is partially dependent upon its ability to introduce new and innovative products into such markets. Although the Company seeks to introduce additional products each year in its existing markets, the success of new products is subject to a number of conditions, including discovering products made by others that will appeal to customers and comply with existing regulations at the time of introduction. There can be no assurance that the Company's efforts to find innovative new products will be successful, that customers will accept new products, or that the companies which manufacture these products will obtain regulatory approvals of such new products, if required. In addition, no assurance can be given that new products currently experiencing strong popularity and rapid growth will maintain their sales over time.

COMPETITION

     The principal markets in which the Company competes are competitive and fragmented, with competitors supplying energy, providing energy management services or financing but few providing a total package deal with no out of pocket cost to the facility. Increased competition could have a material adverse effect on the Company, as competition may have far greater financial and other resources available to them and possess extensive capabilities far greater than those of the Company.

     Although all future employees are expected to be required to sign confidentiality agreements, there is no guarantee either that trade secrets won't be shared with competitors or that the Company could enforce these agreements. Such disclosures, if made, could negatively affect the Company's competitiveness.

     There are a few competitors that NES faces in several of the different product lines that NES offers. However, we have never faced a company or group who has a program that is similar or competitive with the "Energy Gatekeeper Program". The Energy Gatekeeper Program offers the analysis design and installation of energy conservation measures, energy management services and a unique financing package tailored for the nursing home industry, more specifically the various State Medicaid reimbursement systems.

Competitors for the Ozone Laundry Support System are:

Envirocleanse Systems, Inc.
Ponte Vedra, Fla
Mooresville, NC
6 years in Business
Less than 0.5% of nursing home market

Laundrox Laundry Systems
Concord,  NC
Less than 1 year in business
No share of business currently

Daniels Equipment Company, Inc.
Auburn, NH
20 plus years in business
less than 0.5% of the nursing home market

Competitors for the Lighting Upgrades and Mechanical Upgrades are:

Can-Am Energy Systems
Lake Park, Fla
6 - 7 years in business
1 percent of nursing home market

ES Performance Lighting
Tuscan, AZ.
5 years in business
3 percent of nursing home market

     On a local level an occasional small in-house electrician or HVAC contractor.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND PRINCIPAL SUPPLIERS

     The Company obtains all its products from numerous sources. It uses little or no raw materials. The Company generally does not have contracts with any entities or persons committing to buy/sell certain quantities of product. Therefore, there can be no assurance that suppliers will provide the products needed by the Company in the quantities requested or at a price the Company is willing to pay. Because the Company does not control the actual production of these products, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. The inability of the Company to obtain adequate products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise, could have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

     The Company relies upon common law patent, trademark and copyright protection for its proprietary Lighting Analysis Software.

GOVERNMENTAL REGULATION

         General

     Most of the states in which we currently operate have adopted laws to regulate expansion of skilled nursing facilities. Certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need. Many states have established similar certificate of need processes to regulate the expansion of assisted living facilities.

     Many states in which we operate have implemented moratoria on the granting of licenses for any additional skilled nursing facility beds. In these states we may only expand our operations by targeting existing facilities, which are by definition limited in number. We cannot guarantee that we will be able to find acceptable targets in these states and, as a result, we may not be able to expand operations in these states, possibly resulting in areas of low concentration of business in certain areas and therefore possibly higher costs resulting from a lack of economy of scale.

     The provision of institutional care through nursing facilities is subject to regulation by various federal, state and local governmental authorities in the United States. It is possible, that the Company's products and services to institutional care facilities could be affected by this regulation. There can be no assurance that such authorities will not impose additional restrictions on the Company's activities that might adversely affect the Company's business.

     Nursing facilities, assisted living facilities and other healthcare businesses, including institutional pharmacy operations, are subject to annual licensure and other regulatory requirements of state and local authorities. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the Social Security Act and the regulations thereunder. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, physical environment and administration. Nursing and assisted living facilities are generally subject to unannounced annual inspections by state or local authorities for purposes of relicensure and nursing facilities for purposes of recertification under Medicare and Medicaid.

     In 1987, the United States Congress passed the Omnibus Budget Reconciliation Act which included extensive revisions to the Medicare and Medicaid statutory requirements for nursing facilities. These provisions prescribe an outcome-oriented approach to the provision of services and require that each resident receive the necessary care and services to attain or maintain the highest practicable physical, mental and psychosocial well-being in accordance with the resident's individualized assessment and plan of care. The rules also established requirements for survey, certification and enforcement procedures. The Health Care Financing Administration of the Department of Health and Human Services ("HCFA") promulgated regulations, effective July 1, 1995, to implement the survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. Surveys are generally conducted on an unannounced annual basis by state survey agencies. Remedies are assessed for deficiencies based upon the scope and severity of the cited deficiencies. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor performing facilities from the program. Remedies range from directed plans of correction, directed in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil money penalties up to $3,000 per day for deficiencies that do not constitute immediate jeopardy to resident health and safety; and appointment of temporary management, termination from the program and civil money penalties of up to $10,000 for one or more deficiencies that constitute immediate jeopardy to resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by HCFA prior to implementation. From time to time as a supplier of products and services to nursing facilities, the Company may receive notices from facilities relating to alleged deficiencies for failure to comply with all components of the regulations. While the Company does not always agree with the positions taken by the facilities, the Company reviews such notices and takes corrective action when appropriate. Due to the fact that the new regulatory process provides the facility with limited appeal rights, many alleged deficiencies are not challenged even if the Company is not in agreement with the allegation.

     The July 1995 regulation mandates that facilities which are not in substantial compliance and do not correct deficiencies within a certain time frame must be terminated from the Medicare and/or Medicaid programs. Generally, the facility has no more than six months from deficiency identification to correct the deficiency, but shorter time frames apply when immediate jeopardy to the health or safety of the residents is alleged by the survey agency. While the Company endeavors to comply with all applicable regulatory requirements, certain of the facilities to which the Company provides its products and services may be subject to various sanctions and penalties as a result of deficiencies alleged by HCFA or state survey agencies. There can be no assurance that the clients of the Company will not be subject to such sanctions and penalties in the future and that this will not adversely affect the Company's business.

     The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. Such laws include the illegal remuneration provisions of the Social Security Act, which make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a person for any item or service or in return for purchasing, leasing, ordering or arranging for any good, facility, service or item paid by federal health care programs. The Office of the Inspector General ("OIG") of the Department of Health and Human Services ("HHS"), the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. The recently enacted Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the federal anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program).

         Laundry

     The laundry process is regulated by state guidelines. Typically, the State Department governing these regulations is the Department of Human Services, Department of Jobs and Family Services, Department of Health Services, etc. Because these are state guidelines, the regulations vary from state to state. NES endeavors to become familiar with each state's regulations regarding the laundry process before it starts to market and install the Ozone Laundry Support System (OLSS) in that particular state. The majority of states that NES operates, site specific guidelines for laundry that is processed in an on-site laundry.

     Typical regulations include guidelines covering issues such as: separate holding areas for soiled and clean linen, linen cart storage, having enough clean linen on hand to adequately service the facility, adequate soiled and clean linen storage, an area for folding, mending and ironing the clean linen, proper storage for supplies, a deep sink for soaking and a separate hand washing sink. Polices, procedures and proper protocol to reduce bacteria in linens and to protect the staff and residents from infection are required to be written and implemented by the facility.

     The procedures and policy section is what most effects the installation of the OLSS. Since these procedures and policies are left to the individual facility to develop it is common practice to follow the "manufactures specifications" when it comes to disinfection. Because standard laundering procedures use chlorine bleach to disinfect the linen the "manufactures specifications" is to use 160 degree water because that is the water temperature in which chlorine bleach is most effective. While most states do not define a minimum water temperature, two states have a minimum wash water temperature in their respective regulations; Maryland and Massachusetts.

     To overcome the minimum wash water temperature requirements NES has had to present Maryland and Massachusetts with the merits of using ozone in the wash water to clean and disinfect. The Company has been successful in this endeavor and has received waivers from both states to install the OLSS.

RESEARCH & DEVELOPMENT

     The Company spends no considerable amount on research and development efforts, as the products installed by the Company are manufactured by others. However, there can be no guarantee that the manufacturer does not pass the cost of its research and development efforts down to the Company who purchases its products. This may result in higher product prices beyond the Company's control. In turn, this may lead to unfavorable negotiation of contracts for installation by the Company.

COMPLIANCE WITH ENVIRONMENTAL LAWS

     The Company believes that it is in full compliance with all relevant environmental laws. NES has adopted the practice of full recycling and the disposal of all lighting ballast and fluorescent lamps removed from a facility during a lighting upgrade project. The waste generated during a lighting upgrade that can be considered hazardous is the Polychlorinated Biphenyl's (PCBs) in the existing ballasts and the mercury in the existing fluorescent lamps. NES uses federal and state licensed and fully insured recycling facilities and hazardous waste disposers. This practice in some instances exceeds the minimum disposal requirements, but it is management's view that this practice will provide NES's clients, shareholders and officers the greatest protection from any Super Fund or toxic waste liability issues.

     Our practices are in full compliance with the federal Toxic Substance Control Act ("TSCA"). TSCA is an EPA law which regulates PCB's disposal. Under 40 CFR Section 761.65, the TSCA sets extreme standards for the disposal of PCB's. Fully complying with the TSCA removes the risk of liability under the federal Comprehensive Environmental Compliance and Liability Act of 1980 ("CERCLA"), which is also known as the Superfund law. Under this law any release or threat of a release of a hazardous substance requires immediate cleanup and notification of all responsible parties.

     NES is also in fully compliant with the Resource Conservation and Recovery Act ("RCRA"). RCRA requires generators of lamps to test a sample of mercury containing lamps to determine if they should be treated as hazardous waste. Lamps must be managed as hazardous waste if the mercury concentration exceeds
0.2 mg per liter. In addition, lamps must be managed as hazardous waste if they are not tested and proven non-hazardous. NES treats all lamps as hazardous and properly disposes and recycles them to avoid any potential toxic waste liabilities.

     NES is fully compliant with the Department of Transportation requirements of classifying all ballasts and lamps as hazardous material and using a "class 9" label during transportation.

EMPLOYEES AND CONSULTANTS

     As of October 1, 2002, the Company  employed  eleven (11) full time and one
(1) part-time employees. None of the Company's employees are represented by labor unions. The Company believes its relationship with employees is excellent.

     The Company believes that its success depends to a significant extent on the management and other skills of John Grillo, its Chairman and President, as well as its ability to attract other skilled personnel. The loss or unavailability of the services of Mr. Grillo could have a material adverse effect on the Company. The Company is the primary beneficiary of a $650,000 life insurance policy on John Grillo.

SEASONALITY

         None.

RISK FACTORS

     Before  making  an  investment  decision,   prospective   investors  should
carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

TRENDS IN THE ENERGY MANAGEMENT INDUSTRY; NEW PRODUCT SUPPORT

     The energy management industry and products designed to maximize energy efficiency are subject to rapidly changing consumer demands and preferences in light of rapid technological advances. There can be no assurance that customers will continue to favor the products provided and services offered by the Company. A significant shift in customer preferences could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, products that gain wide acceptance with consumers may result in a greater number of competitors entering the market which could result in downward price pressure which could adversely impact the Company's gross profit margins. In addition, new Company products would require long lead times for employee retraining which the Company must commit to long before ultimate sale to its customers. There can be no assurance that sufficient consumer demand will still exist at the time the final product is available for sale or that gross profit margins will be maintained.

     The Company believes its growth will be materially dependent upon its ability to provide new techniques, processes and products necessary to meet the needs of its customers and potential customers. The inability of the Company to anticipate and respond to these rapidly changing demands could have an adverse effect on the Company.

STATE EFFORTS TO REGULATE THE CONSTRUCTION OR EXPANSION OF HEALTH CARE PROVIDERS COULD SLOW OR PREVENT OUR ABILITY TO EXPAND OUR SERVICES.

     Most of the states in which we currently operate have adopted laws to regulate expansion of skilled nursing facilities. Certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of the physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need. Many states have established similar certificate of need processes to regulate the expansion of assisted living facilities. Since NES sells its products and services to older existing buildings the issuance of or restrictions of Certificates of need will have very little impact on our ability to grow as per our marketing plan.

GOVERNMENT REGULATION

     The provision of institutional care through nursing facilities is subject to regulation by various federal, state and local governmental authorities in the United States. It is possible, that the Company's products and services to institutional care facilities could be affected by this regulation. There can be no assurance that such authorities will not impose additional restrictions on the Company's activities that might adversely affect the Company's business.

     Nursing facilities, assisted living facilities and other healthcare businesses, including institutional pharmacy operations, are subject to annual licensure and other regulatory requirements of state and local authorities. In addition, in order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the Social Security Act and the regulations thereunder. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, physical environment and administration. Nursing and assisted living facilities are generally subject to unannounced annual inspections by state or local authorities for purposes of relicensure and nursing facilities for purposes of recertification under Medicare and Medicaid.

     In 1987, the United States Congress passed the Omnibus Budget Reconciliation Act which included extensive revisions to the Medicare and Medicaid statutory requirements for nursing facilities. These provisions prescribe an outcome-oriented approach to the provision of services and require that each resident receive the necessary care and services to attain or maintain the highest practicable physical, mental and psychosocial well-being in accordance with the resident's individualized assessment and plan of care. The rules also established requirements for survey, certification and enforcement procedures. The Health Care Financing Administration of the Department of Health and Human Services ("HCFA") promulgated regulations, effective July 1, 1995, to implement the survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes to determine whether the care provided meets the assessed needs of the individual residents. Surveys are generally conducted on an unannounced annual basis by state survey agencies. Remedies are assessed for deficiencies based upon the scope and severity of the cited deficiencies. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor performing facilities from the program. Remedies range from directed plans of correction, directed in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil money penalties up to $3,000 per day for deficiencies that do not constitute immediate jeopardy to resident health and safety; and appointment of temporary management, termination from the program and civil money penalties of up to $10,000 for one or more deficiencies that constitute immediate jeopardy to resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by HCFA prior to implementation. From time to time as a supplier of products and services to nursing facilities, the Company may receive notices from facilities relating to alleged deficiencies for failure to comply with all components of the regulations. While the Company does not always agree with the positions taken by the facilities, the Company reviews such notices and takes corrective action when appropriate. Due to the fact that the new regulatory process provides the facility with limited appeal rights, many alleged deficiencies are not challenged even if the Company is not in agreement with the allegation.

     The July 1995 regulation mandates that facilities which are not in substantial compliance and do not correct deficiencies within a certain time frame must be terminated from the Medicare and/or Medicaid programs. Generally, the facility has no more than six months from deficiency identification to correct the deficiency, but shorter time frames apply when immediate jeopardy to the health or safety of the residents is alleged by the survey agency. While the Company endeavors to comply with all applicable regulatory requirements, certain of the facilities to which the Company provides its products and services may be subject to various sanctions and penalties as a result of deficiencies alleged by HCFA or state survey agencies. There can be no assurance that the clients of the Company will not be subject to such sanctions and penalties in the future and that this will not adversely affect the Company's business.

     The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. Such laws include the illegal remuneration provisions of the Social Security Act, which make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a person for any item or service or in return for purchasing, leasing, ordering or arranging for any good, facility, service or item paid by federal health care programs. The Office of the Inspector General ("OIG") of the Department of Health and Human Services ("HHS"), the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. The recently enacted Balanced Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the federal anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program).

GEOGRAPHIC CONCENTRATION

     The majority of the long-term care facilities are located in Arkansas, California, Connecticut, Delaware, Florida, Idaho, Illinois, Indiana, Kentucky, Maryland, Massachusetts, Minnesota, New Jersey, New York, Ohio, Oregon, Pennsylvania, Texas, Washington, West Virginia and Wisconsin. Any adverse change in the regulatory environment, the reimbursement rates paid under the Medicaid program or in the supply and demand for services in the states in which the Company operates could have a material adverse effect on the Company.

COMPETITION

     The energy management industry, especially as it relates to the long-term care facility is highly competitive. Numerous companies, many of which are significantly larger than the Company, have greater financial, personnel, distribution and other resources than the Company and may be better able to withstand volatile market conditions, compete with the Company in supplying newer and more technologically advanced products and services. The Company's principal competition comes from similar companies which install products designed to maximize energy efficiency. With generally low barriers to entry, requiring training of sales, installation and service personnel, additional competitors could enter the market. There can be no assurance that national or international companies will not seek to enter, or increase their presence in the industry. While no company currently offers a compete package of product, services and a specifically designed financing package for nursing homes, several companies market and sell products that compete with the Company in this industry. In lighting upgrades, the Company competes with: Can Am, First Energy, Concord Engineering and local electricians. In Ozone Laundry Support Systems, the Company competes with: Wet-Tech, Laudrox and Aqua-Wing. In energy management, the Company competes with: Connective Energy, South Jersey Industries, Aegis Energy Systems, First Energy and Can Am. Competition from any of these companies could have a material adverse effect on the Company.

         PRODUCT LIABILITY; POTENTIAL ADVERSE PRODUCT PUBLICITY

     The Company, like any other wholesaler, retailer or distributor of products that are designed to be owned and operated in an industrial setting, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The Company faces the risk that materials used in the manufacture of final products may be flawed or faulty, causing the product to fail or malfunction. Additionally, products may not be used in the manner provided for in the instructions or in the way contemplated by the manufacturer. In the event that insurance coverage or contractual indemnification is not adequate, product liability claims could have a material adverse effect on the Company. The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding the Company's insurance coverage could have a material adverse effect on the Company.

     The Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on the Company, regardless of whether such reports are scientifically supported and regardless of whether the products are being used to their specifications.

     Management believes the long-term care industry is especially affected by national media attention regarding the care of its patients and the quality of the services it provides. There can be no assurance that future scientific research or publicity regarding products or services the Company provides to these facilities will be favorable to the long-term care or energy management industries or any particular product or service. Future reports of research that are perceived as unfavorable could have a material adverse effect on the Company. Because of the Company's dependence upon consumer perceptions, adverse publicity associated with adverse effects of use of the Company's products, or any similar products distributed by other companies could have a material adverse impact on the Company. Such adverse publicity could arise even if the adverse effects associated with such products resulted from consumers' failure to operate such products as directed. The Company may not be able to counter the effects of negative publicity concerning its products or services.

         LIMITED AVAILABILITY OF CONCLUSIVE CLINICAL STUDIES

     Although many of the Company's products are the same or similar to products for which there is a long history of use in similar capacities, some are new technologies for which there is a limited availability of conclusive clinical studies as to the long-term effects. Although the Company believes all of its products to be safe when used as directed, there is little long-term experience with ozone laundering or other technologically advanced products or services which the Company offers and provides. Accordingly, no assurance can be given that the Company's products, even when used as directed, will have the effects intended. Although the Company tests the use and suitability of its products for particular uses, it has not sponsored or conducted clinical studies on the effects of misuse or use for a different purpose.

         RISKS ASSOCIATED WITH MANUFACTURING

     The  Company's  results of  operations  are  dependent  upon the  continued
operation of its manufacturers' processing facilities at their current levels. The operation of manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural and other disasters, and the need to comply with the requirements of government agencies, including the FDA and the EPA. All of the Company's products are manufactured by outside contractors. The Company's profit margins on these products and its ability to deliver these products on a timely basis are dependent on the ability of the outside contractors to continue to supply products that meet the Company's quality standards in a timely and cost-efficient manner. The occurrence of significant operational problems at the facilities of its outside suppliers could have a material adverse effect on the Company's business, financial condition and results of operations during the period of such operational difficulties.

         INTELLECTUAL PROPERTY PROTECTION

     The Company relies on common law trademark rights to protect its unregistered trademarks as well as its trade dress rights. Common law trademark rights generally are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. The protection available, if any, in jurisdictions other than the United States may not be as extensive as the protection available to the Company in the United States.

     Although the Company seeks to avoid infringement on the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against the Company. Any infringement claims by third parties against the Company may have a material adverse effect on the Company's business, financial condition and results of operations.

     To date, the Company has not applied for any trademarks, patents or copyrights. In the future, the Company may choose to file applications to protect the Company name, its logo or a future product developed by the Company. This may cost the Company substantial expense both to apply and to defend. In this event, the Company would have the option of asserting its legal rights, which could potentially translate to substantial expense to the Company.

     Currently, the products offered by the Company to its customers have been designed, manufactured and are owned by other companies. The Company is therefore unable to assert any intellectual property rights or to defend infringement either by a third party or by the owner of the product utilized by the Company. The source of the Company's product may choose not to assert his intellectual property rights or defend a claim of infringement. This may detrimentally affect the Company's business. Additionally, a claim may be made that the Company has infringed upon a third party's intellectual property rights. Although in this case the Company may be able to seek indemnification from the supplier of the Company's product, the supplier may not be able to adequately indemnify the Company against an infringement claim. This too could be detrimental to the Company's business.

         DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be largely dependent on the continuing efforts of John Grillo, the Company's Chairman and President. The Company has not entered into employment nor non-competition agreements with Mr. Grillo. The business or prospects of the Company could be adversely affected if Mr. Grillo, does not continue in his management role until the Company is able to attract and retain a qualified replacement. The success of the Company will also depend on its ability to attract and retain other qualified personnel.

         NO ASSURANCE OF FUTURE INDUSTRY GROWTH

     There is limited reliable, comprehensive data available regarding the size of the energy management industry and the historic and future expected growth of such industry. Industry data and projections are inherently uncertain and subject to change. There can be no assurance that the industry is as large as some publicly available reports indicate or that projected growth will occur or continue. In addition, underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control. There can be no assurance that an adverse change in the size or growth rate of the market will not have a material adverse effect on the Company.

         ACQUISITIONS MAY ADVERSELY AFFECT THE BUSINESS

     As part of the Company's business strategy, it may make acquisitions of businesses that offer complementary products, services and technologies. Acquisitions are and will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the possibility that the Company pay much more than the acquired business is worth, the difficulty of integrating the operations and personnel of the acquired business into that of the Company, the potential product liability associated with the sale of the acquired business' products, the potential disruption of our ongoing business, the distraction of management from the Company's business, the inability of management to maximize the Company's financial and strategic position, and the impairment of relationships with employees and customers. Management has limited experience acquiring businesses and cannot assure anyone that they will identify appropriate targets, will acquire such businesses on favorable terms, or will be able to integrate such organizations into the business successfully. Further, the financial consequences of acquisitions and investments may include potentially dilutive issuances of equity securities, one-time write-offs, amortization expenses related to goodwill and other intangible assets and the incurrence of contingent liabilities. These risks could have a material adverse effect on our business, financial condition and results of operations.

         CONTROL BY PRESENT SHAREHOLDERS

     The present shareholders of the Company's common stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's common stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

         POTENTIAL ANTI-TAKEOVER AND OTHER EFFECTS OF ISSUANCE OF
         PREFERRED STOCK MAY BE DETRIMENTAL TO COMMON SHAREHOLDERS

     The Company is authorized to issue up to 1,000,000 shares of preferred stock. $.001 par value per share; none of which shares has been issued. The issuance of preferred stock does not require approval by the shareholders of the Company's common stock. The Board of Directors, in its sole discretion, has the power to issue shares of preferred stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of preferred stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's common stock. Further, the issuance of any shares of preferred stock having rights superior to those of the Company's common stock may result in a decrease in the value of market price of the common stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

         NO SECONDARY TRADING EXEMPTION

     In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the common stock will not be possible in each state until the shares of common stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the common stock for secondary trading, or availing itself of an exemption for secondary trading in the common stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the shares of common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's common stock, a public market for the common stock will fail to develop and the shares could be deprived of any value.

         POSSIBLE ADVERSE EFFECT OF PENNY STOCK REGULATIONS ON LIQUIDITY
                     OF COMMON STOCK IN ANY SECONDARY MARKET

     In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of common stock of the Company, of which there can be no assurance, the common stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker- dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, which develops.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Discussion and Analysis

     The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements." The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties in the forward-looking statements. The Company's actual results may differ significantly from the results, expectations and plans discussed in the forward- looking statements.

     The Company's growth is expected to come from its ability to continue to finance energy conservation projects and the growing need for the operators of existing nursing homes to reduce their operating expenses. The ability to finance energy conservation projects has been increased with the addition of Charter Management and the continuing relationship with PPL as funding sources. This pattern of growth will closely correlate to increases in the Company's health supplement manufacturing and distribution capacity and its development of proprietary health supplement technologies.

          On October 29, 2001, the Company acquired NESNJ. By acquiring NESNJ, the Company expanded NESNJ's existing comprehensive, cost-driven energy-management system and further exploited the PPL relationship. Operations (including utility income) produced revenues of $2,193,575 for the nine months ended July 2002.

     Since acquiring NESNJ, the Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - For the Ten Months Ended October 31, 2001 and For the Three and Nine Months Ended July 31, 2002 and 2001

     Audited Results of Operations have been prepared by the Company's independent auditor for the ten months ended October 31, 2001 and by the Company and reviewed by the Company's independent auditor for the three and nine months ended July 31, 2002 and 2001, because a comparison of full fiscal years would not be meaningful in light of the October 2001 share exchange and the change of the Company's fiscal year to October 31 may have been misleading.

Revenues

     Total Revenues for the ten months ended October 31, 2001 were $2,120,526.

     Total revenues for the three months ended July 31, 2002 and 2001 were $203,277 and $818,529, respectively. The reason for the sharp decline in revenues was that although several new contracts were signed, the Company was awaiting financial statements from the facilities to advance to the final approval and billing process. For this reason, the Company anticipates a stronger fourth quarter.

Cost of Sales

     Cost of sales for the ten months ended October 31, 2001 were $1,024,418.

     Cost of sales for the three months ended July 31, 2002 and 2001 were $202,672 and $458,464, respectively.

     Cost of sales for the nine months ended July 31, 2002 and 2001 were $1,471,424 and $875,889, respectively.

Operating Expenses

     Selling expenses for the ten months ended October 31, 2001 were $425,101. General and administrative expenses were $524,876 for total operating expenses of $949,977.

     Selling expenses for the three months ended July 31, 2002 and 2001 were $130,810 and 135,741, respectively. General and administrative expenses were $173,054 and $146,500, respectively, for total operating expenses of $303,864 and $282,241.

     Selling expenses for the nine months ended July 31, 2002 and 2001 were $464,589 and 258,483, respectively. General and administrative expenses were $584,118 and 290,436, respectively, for total operating expenses of $1,048,707 and $548,919. The reason for the significant increase in expenses was that based upon anticipated revenues, the Company enlarged its sales and marketing staff embarking upon programs to increase business, which are expected to affect future quarters. Advertizing expenses also increased in connection with this expansion. Legal and accounting fees increased in connection with the Company's preparation to file its Registration Statement with the Securities and Exchange Commission.

Net Income/Loss

     Net income for the ten months ended October 31, 2001 was $124,751.

     Net income was ($305,835) for the three months ended July 31, 2002 as compared to $67,792 for the same period 2001.

     Net income was ($336,528) for the nine months ended July 31, 2002 as compared to $100,997 for the same period 2001.

Assets and Liabilities

     Assets were $4,607,659 as of October 31, 2001. As of October 31, 2001, assets consisted primarily of accounts receivable with a value of $1,293,075 and notes receivable in the amount of $2,459,362.

     Assets were $6,470,915 as of July 31, 2002. Assets consisted primarily of accounts receivable in the amount of $2,291,690 and notes receivable in the amount of $2,708,810.

     Total current liabilities as of October 31, 2001 were $2,244,735 and long-term debt, less current portion was $2,346,924.

     Total current liabilities as of July 31, 2002 were $3,575,664 and long-term debt, less current portion was $2,715,779.

Stockholders' Equity

     Stockholders' equity was $16,000 as of October 31, 2001 and $179,472 as of July 31, 2002.

Financial Condition, Liquidity and Capital Resources

     At October 31, 2001 the Company had cash and cash equivalents of $3,710 as compared to $15,127 as of July 31, 2002.

     The Company's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

     The Company plans to finance its future operations through the sale of its products and services. In the event the Company is unable to fund operations from revenues alone, the Company may raise additional capital through private and/or public sales of securities in the future but has no commitments at this time which are contingent upon the occurrence of some future event.

     No trends have been identified which would in a material increase or decrease in the Company's results of operations or liquidity.

ITEM 3.  DESCRIPTION OF PROPERTY

     In May 2001, NESNJ entered into a contract with Howard R. Bensel, Jr. to lease the premises located at 3153 Fire Road, Suite 2C, Egg Harbor Township, New Jersey 08234. The property consists of approximately 1,850 square feet of finished office space. The term of the agreement is for a period of two years. The Company pays rent in the amount of $1,798 per month.

     In December 2001, NESNJ entered into a contract with George E. Michael to lease a portion of the premises located at 328 South Main Street, New Hope, PA 18938 beginning January 1, 2002. The property is used by the Company as office space. The term of the agreement is for a period of one year. The Company pays rent in the amount of $1,000 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of October 1, 2002, regarding the ownership of the Company's common stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of common stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of common stock beneficially owned.

Name and Address of                Title of     Amount and Nature of          Percent of
Beneficial Owner                      Class         Beneficial Owner            Class
-------------------------------------------------------------------------------------------

John A. Grillo                      Common           3,333,300                  26.5%

David W. Mason                      Common             572,900                   4.5%

Rusty J. Gramiak                    Common              10,000                   0.1%

Edmond Ragazzi                      Common               4,000                   0.1%

All Executive Officers and
Directors as a Group                Common           3,920,200                  31.1%
(Four (4) persons)

Barry Feldscher                     Common           3,333,300                  26.5%

Rochelle Mason                      Common           1,666,000                  13.2%
-------------------------------------------------------------------------------------------

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to each of our executive officers and directors. Our directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. Executive officers are elected by our board of directors and serve at its discretion. Our bylaws authorize the board of directors to be constituted of not less than one (1) and such number as our board of directors may determine by resolution or election. Our board of directors currently consists of three members.

     NAME           AGE      POSITION
-----------------  ----     ------------------------
John A. Grillo      41       Chairman and President
David W. Mason      38       Vice-President of Marketing and Director
Rusty J. Gramiak    46       Vice-President of Operations and Director
Edmond Ragazzi      59       Secretary

John A. Grillo

Mr. Grillo serves NES as its president and chief executive officer. He is the designer and developer of the NES Energy Gatekeeper Program. He has managed virtually every aspect of the electrical contracting business. Mr. Grillo is also an electrical energy conservation expert. He has designed and implemented energy efficient lighting and motor systems for ten of his eighteen years in electrical contracting.

His concentration in energy efficiency has led to a number developments in the field. He has designed and programmed comprehensive lighting upgrade analysis software which NESC has been using successfully for the past two years. He designed and implemented energy efficient lighting programs for several local utility companies. In 1996, Mr. Grillo conceived and co-authored the New Jersey Division of Medical Assistance and Health Services Energy Efficient Lighting System Incentive, for the long -term care industry. He is an Environmental Protection Agency certified lighting surveyor.

Throughout his career Mr. Grillo has participated and led sales and contracting initiatives. He has set up NESC marketing campaigns and developed the company's extensive contract and documentation package. Mr. Grillo attended Northeastern University's School of Electrical Engineering Technology from 1979 to 1983.

David W. Mason

David W. Mason, 38, has been the company's Vice-President of Sales and Marketing since 2000. Mr. Mason is graduated from Boston University in 1988 with a Bachelor of Science degree in Urban Affairs. Prior to joining the company Mr. Mason worked in the television industry for various networks including ABC, CBS, ESPN, TNT and TBS.

Mr. Mason is responsible for the marketing of the Company as well as being the direct link between the home office and the sales team in the field. Mr. Mason also is responsible for all convention, training seminars and benefits.

Rusty J. Gramiak

Mr. Gramiak is the current Vice President of Operations of the Company and has served in that capacity since 2000. His current duties include: overseeing all Company projects, developing new contacts with manufacturers to ensure optimum pricing on all energy efficiency upgrades and development of a training course for new employees specializing in field surveying and project management.

From 1999 to 2000, Mr. Gramiak was the Director of Sales for Mid Atlantic states for the Company. During that time, he expanded sales to include mass-market accounts and expanded territorial sales by 100%.

From 1998 to 1999, Mr. Gramiak served as a Sales Representative for the Company in New Jersey. During that time, he established over forty new accounts and attended training seminars on Long Term Care Federal and State Reimbursements.

Prior to working for the Company, from 1996-1998, Mr. Gramiak was a lighting surveyor and an installer of energy efficient lighting for GEC Lighting Company in Margate, New Jersey. During that time, he surveyed over fifty facilities, completed a Green-Lights training course given by the Environmental Protection Agency and installed numerous lighting projects located at nursing homes, hospitals, school districts, etc.

Edmond B. Ragazzi

Mr. Ragazzi has worked for the Company since 1997 and was this year appointed by the Company's Board of Directors to serve as Secretary. In that capacity he is responsible for maintaining the corporate books and records. Mr. Ragazzi's primary responsibilities include management of the Company's relationships with different utility companies.

Family Relationships

     There are no family relationships between or among the executive officer and director of the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934:

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of common stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, John A. Grillo, David W. Mason, Rusty J. Gramiak, Edmond Ragazzi, Barry Feldscher and Rochelle Mason comprise all of the Company's executive officers, directors and greater than ten percent (10%) beneficial owners of its common stock, and have complied with Section 16(a) filing requirements applicable to them.

Director's Compensation

     The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

ITEM 6.  EXECUTIVE COMPENSATION

(a) GENERAL


                                         Annual             LT
                               Annual    Comp      Annual   Comp       LT
Name                           Comp      Bonus     Comp     Rest       Comp     LTIP      All
and Post              Year     Salary    ($)       Other    Stock      Options  Payouts  Other
-----------------------------------------------------------------------------------------------
John A.               1999     $65,788                                                   $5,546
Grillo,
President             2000     $61,986                                                   $6,655
and
Chairman              2001     $61,984   $26,570                                         $6732

                      2002     $38,144   $42,000                                         $7,672
David W.              1999     $36,154   $1,890                                          $2,016
Mason,
Vice-                 2000     $40,000   $35,180                                         $2,016
President of
Marketing             2001     $45,000   $50,168                                         $2,622
and Director
                      2002     $38,154   $15,725            10,000                       $2,352

Rusty J.              1999     $24,000   $6,716                                          $6,408
Gramiak,
Vice-                 2000     $28,300   $10,230                                         $6,408
President of
Operations            2001     $46,061   $30,819                                         $3,622

                      2002     $40,000   $16,022            10,000                       $2,371
Edmond                1999     $0        $0                                              $0
Ragazzi,
Secretary             2000     $0        $0                                              $0

                      2001     $10,026   $6,000                                          $0

                      2002     $39,236   $0                  4,000                        $2,329

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2)  Year 2002 figures are as of July 31, 2002.

EMPLOYMENT CONTRACTS

     The Company has entered not into employment agreements with its officers and directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In February 1999, the Company issued 100,000 shares of its restricted common stock to two (2) persons for their services to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

     In October 2001, the Company entered into the Share Exchange with NESNJ and its shareholders. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of NESNJ for all of the issued and outstanding stock of NESNJ. As part of the exchange, John A. Grillo, the Company's current President, Secretary and Chairman, received 3,333,300 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 49:3-50(b)(9) of the New Jersey Code and
Section 211(b) of the Pennsylvania Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In January 2002, the Company issued a total of 39,000 shares of its restricted common stock to eleven (11) of its employees for services rendered to the Company. For such offering, the Company relied upon the 506 Exemption,
Section 49:3-50(b)(9) of the New Jersey Code, Section 211(b) of the Pennsylvania Code and Section 581-5(I)(c) of the Texas Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In April 2002, the Company issued 15,000 shares of its restricted common stock to two (2) consultants for services rendered to the Company. For such offering, the Company relied upon the

506 Exemption, Section 49:3-50(b)(9) of the New Jersey Code and Section 7-11-402(10) of the Rhode Island Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

ITEM 8. DESCRIPTION OF SECURITIES

Description of Capital Stock

     The Company's authorized capital stock consists of 20,000,000 shares of common stock, $0.001 par value per share and 1,000,000 shares of Preferred Stock, $0.001 par value per share. As of October 1, 2002, the Company had 12,594,260 shares of its common stock outstanding and none of its preferred stock outstanding.

Description of Common Stock

     All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the preferred stock. All shares of the Company's common stock issued and outstanding are fully-paid and nonassessable.

Description of Preferred Stock

     Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of preferred stock shall have preemptive rights.

     While the Company currently has no anti-takeover provisions in its Articles of Incorporation or Bylaws, its preferred stock may potentially be used for this purpose. The Company is authorized to issue shares of preferred stock although none has been issued to date. The issuance of preferred stock may not require approval by the shareholders of the Company's common stock. The Board of Directors, in its sole discretion, may have the power to issue shares of preferred stock in one (1) or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of preferred stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's common stock. Further, the issuance of any shares of preferred stock having rights superior to those of the Company's common stock may result in a decrease in the value of market price of the common stock provided a market exists, and additionally, could be used by the Board of Directors as an anti- takeover measure or device to prevent a change in control of the Company.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the Commission comment period for this Form 10-SB or immediately thereafter. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

     The Company is not aware of any existing trading market for its common stock. The Company's common stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

     If and when the Company's common stock is traded in the over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of October 1, 2002, there were eighty-eight (88) holders of record of the Company's common stock.

     As of October 1, 2002, the Company had 12,594,260 shares of its common stock issued and outstanding. Of this total, 10,994,260 were restricted pursuant to the terms of Rule 144 ("Rule 144") of the Act, 1,600,000 are free-trading and no shares which are restricted have been held for a period of one (1) year or more.

Dividend Policy


     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Public Quotation of Stock

     The Company has not as of this date, but intends to request in the immediate future a broker- dealer who has not been identified at this time, to act as a market maker for the Company's securities. Thus far the Company has not requested a market maker to submit the Company's Form 211 to the National Association of Securities Dealers ("NASD") and to serve as a market maker for the Company's common stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted only by management of the Company.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure which fall within the scope of Item 304 of Regulation S-B.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In May 1998, prior to its acquisition of NESNJ, the Company sold 1,600,000 shares of its unrestricted common stock to seventy-three (73) investors for $16,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 517.061(11) of the Florida Code, Section 10-5-9(13) of the Georgia Code, Section 90.530(11) of the Nevada code, Section 48-2- 103(b)(4) of the Tennessee code and Section 5[581-5]I(c) of the Texas code. No state exemption was necessary for the sales made to Canadian or French investors.

     The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of common stock were not made to more than thirty-five (35) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In that regard, the Company supplied such information and management was available for such questioning (the "Florida Exemption").

     The facts upon which the Company relied in Geogia are: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were not offered for sale by means of any form of general or public solicitations or advertisements; (iii) a legend was placed upon the certificates; and (iv) each purchaser represented that he purchased for investment.

     The facts upon which the Company relied in Nevada are as follows: the transaction was part of an issue in which (a) there were no more than twenty-five (25) purchasers in Nevada, other than those designated in subsection ten (10), during any twelve (12) consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than those designated in subsection ten (10), were purchasing for investment; or (2) immediately before and immediately after the transaction, the Company reasonably believed that its securities were held by fifty (50) or fewer beneficial owners, other than those designated in subsection ten (10), and the transaction was part of an aggregate offering that does not exceed five hundred thousand dollars ($500,000) during any twelve (12) consecutive months.

     The facts upon which the Company relied in Tennessee are as follows: (A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen (15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

     The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

     In February 1999, the Company issued 100,000 shares of its restricted common stock to two (2) persons for their services to the Company in connection with the Share Exchange. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and the Florida Exemption.

     In October 2001, the Company entered into the Share Exchange with NESNJ and its shareholders. The exchange was made whereby the Company issued 10,000,000 shares of its common stock to the shareholders of NESNJ for all of the issued and outstanding stock of NESNJ. As part of the exchange, John A. Grillo, the Company's current President, Secretary and Chairman, received 3,333,300 shares of the Company's common stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 49:3-50(b)(9) of the New Jersey Code and
Section 211(b) of the Pennsylvania Code.

     The facts relied upon to make the New Jersey Exemption available include the following: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

     The facts relied upon to make the Pennsylvania Exemption available include the following: (i) the Company filed a completed SEC Form D with the Pennsylvania Securities Commission, Division of Corporate Finance; (ii) the Form was filed not later than fifteen (15) days after the first sale; and (iii) the Company paid an appropriate filing fee.

     In December 2001, the Company sold 840,260 shares of its restricted common stock to two (2) investors for a total of $501,378. For such offering, the Company relied upon the 506 Exemption and Section 1707.03 of the Ohio Code.

     The facts relied upon to make the Ohio Exemption available include the following: (i) the Company filed a completed SEC Form D with the Ohio Division of Securities; (ii) the Company executed a Form U-2 consent to service of process in the state of Ohio; (iii) the forms were filed not later than 15 days after the first sale of the securities in Ohio; and (iv) the Company paid an appropriate filing fee of $100.

     In January 2002, the Company issued a total of 39,000 shares of its restricted common stock to eleven (11) of its employees for services rendered to the Company. For such offering, the Company relied upon the 506 Exemption,
Section 49:3-50(b)(9) of the New Jersey Code, Section 211(b) of the Pennsylvania Code and Section 581-5(I)(c) of the Texas Code.

     The facts relied upon to make the New Jersey Exemption available include the following: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

     The facts relied upon to make the Pennsylvania Exemption available include the following: (i) the Company filed a completed SEC Form D with the Pennsylvania Securities Commission, Division of Corporate Finance; (ii) the Form was filed not later than fifteen (15) days after the first sale; and (iii) the Company paid an appropriate filing fee.

     The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

     In April 2002, the Company issued 15,000 shares of its restricted common stock to two (2) consultants for services rendered to the Company. For such offering, the Company relied upon the 506 Exemption, Section 49:3-50(b)(9) of the New Jersey Code and Section 7-11-402(10) of the Rhode Island Code.

     The facts relied upon to make the New Jersey Exemption available include the following: (i) the sale was to not more than ten (10) persons during any period of twelve (12) consecutive months; (ii) the Company reasonably believed that all buyers purchased for investment; (iii) no commission or other remuneration was paid for soliciting any prospective buyer; and (iv) the sale was not offered or sold by general solicitation or any general advertisement.

     The facts relied upon to make the Rhode Island Exemption available include the following: (i) the transaction was pursuant to an offer directed by the Company to no more than twenty-five (25) purchasers in Rhode Island; (ii) no general solicitation or general advertising was used in connection with the offer to sell or sale of the securities; (iii) no commission or other similar compensation was paid or given, directly or indirectly, to a person, other than a broker dealer licensed or not required to be licensed, for soliciting a prospective purchaser in Rhode Island; and (iv) the Company reasonably believed that all purchasers in Rhode Island purchased for investment.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation provide that: Nevada Revised Statutes ("NRS") 78.037 shall be part of these Articles of Incorporation.

     The Company's bylaws provide that: The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, wither or not the Corporation would have the legal power to indemnify them directly against such liability.

     The Nevada Revised Statutes provide that: (1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful and
(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitles to indemnify for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     The statutes also provide that any discretionary  indemnification under NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (1) by the stockholders; (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     The articles of incorporation, the bylaws or an arrangement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsequent do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (1) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action and (2) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

PART F/S






                        NATIONAL ENERGY SERVICES COMPANY
                                 AND SUBSIDIARY

                      CONSOLIDATED FINANCIAL STATEMENTS AND
                             ADDITIONAL INFORMATION

                        Ten Months Ended October 31, 2001

TABLE OF CONTENTS

                                                                        Page No.

INDEPENDENT AUDITORS' REPORT.............................................  F-1

FINANCIAL STATEMENTS

    Consolidated Balance Sheet...........................................  F-2

    Consolidated Statement of Income.....................................  F-3

    Consolidated Statement of Cash Flows.................................  F-4

    Notes to Consolidated Financial Statements...........................  F-5

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL
 INFORMATION.............................................................  F-11

ADDITIONAL INFORMATION

    Consolidated Schedule of Cost of Sales...............................  F-12

    Consolidated Schedule of Selling Expenses............................  F-12

    Consolidated Schedule of General and Administrative Expenses.........  F-13

                          Independent Auditors' Report




To the Board of Directors and Stockholders
National Energy Services Company
Egg Harbor Township, New Jersey


We have audited the accompanying consolidated balance sheet of National Energy Services Company (a Nevada corporation) and Subsidiary as of October 31, 2001, and the related consolidated statements of income and cash flows for the ten months then ended. These consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Energy Services Company and Subsidiary as of October 31, 2001, and the results of their operations and their cash flows for the ten months then ended in conformity with U.S. generally accepted accounting principles.


/s/


December 7, 2001

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
October 31, 2001




 ASSETS

 CURRENT ASSETS
     Cash                                                           $            3,710
     Accounts receivable                                                     1,293,075
     Notes receivable                                                          490,255
                                                                     ------------------

                   TOTAL CURRENT ASSETS                                      1,787,040

 PROPERTY AND EQUIPMENT                                                          1,350

 OTHER ASSETS
     Notes receivable                                                        2,459,362
     Goodwill                                                                  359,907
                                                                     ------------------
                                                                             2,819,269
                                                                     ------------------
                                                                    $        4,607,659
                                                                     ==================

 LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
     Borrowings on line of credit                                   $          200,000
     Bank overdrafts                                                            44,547
     Current portion of long-term debt                                         610,451
     Accounts payable                                                        1,335,210
     Accrued expenses                                                           54,527
                                                                     ------------------

                   TOTAL CURRENT LIABILITIES                                 2,244,735

 LONG-TERM DEBT, less current portion                                        2,346,924

 STOCKHOLDERS' EQUITY
     Common stock, $.001 par value, 20,000,000 shares
      authorized, 11,700,000 shares issued and outstanding                      11,700
     Additional paid-in capital                                                  4,300
     Retained earnings                                                               -
                                                                     ------------------
                                                                                16,000
                                                                     ------------------

                                                                    $        4,607,659
                                                                     ==================


See accompanying notes.

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
Ten Months Ended October 31, 2001



 REVENUES
     Revenue                                                        $        2,071,506
     Utility income                                                             49,020
                                                                     ------------------

                                                                             2,120,526

 COST OF SALES                                                               1,024,418
                                                                     ------------------

                   GROSS PROFIT                                              1,096,108

 OPERATING EXPENSES
     Selling                                                                   425,101
     General and administrative                                                524,876
                                                                     ------------------
                                                                               949,977
                                                                     ------------------

                   INCOME FROM OPERATIONS                                      146,131

 NONOPERATING EXPENSE
     Interest expense                                                           21,380
                                                                     ------------------

                   INCOME OF SUBSIDIARY                                        124,751

 LESS EARNINGS OF SUBSIDIARY PRIOR TO ACQUISITION                             (124,751)
                                                                     ------------------

                   NET INCOME                                       $                -
                                                                     ==================


See accompanying notes.

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
Ten Months October 31, 2001




 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                     $                -
     Adjustments to reconcile net income to net cash
      used by operating activities
         Depreciation and amortization                                           4,955
         Increase in accounts receivable                                      (991,388)
         Increase in
            Bank overdrafts                                                     44,547
            Accounts payable and accrued expenses                              915,893
                                                                     ------------------

                   NET CASH USED BY OPERATING
                    ACTIVITIES                                                 (25,993)

 CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                                                       (4,516)
     Net assets acquired from National Energy Services
      Company, Inc., net of cash                                               163,553
                                                                     ------------------

                   NET CASH PROVIDED BY INVESTING
                    ACTIVITIES                                                 159,037

 CASH FLOWS FROM FINANCING ACTIVITIES
     Net borrowings on line of credit                                            2,843
     Net proceeds from notes payable                                         1,998,224
     Repayments of bank term loan                                               (6,973)
     Net customer notes receivable                                          (1,997,921)
     Net related-party notes receivable                                        (82,645)
     Net related-party and shareholder notes payable                           (42,862)
                                                                     ------------------
                   NET CASH USED BY FINANCING
                    ACTIVITIES                                                (129,334)
                                                                     ------------------

                   NET INCREASE IN CASH                                          3,710

 CASH AT BEGINNING OF PERIOD                                                         -
                                                                     ------------------

                   CASH AT END OF PERIOD                            $            3,710
                                                                     ==================


 SUPPLEMENTAL DISCLOSURE
     Interest paid                                                  $           22,001
                                                                     ==================


See accompanying notes.

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2001




NOTE A  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Business

     The consolidated financial statements include the accounts of National Energy Services Company (a holding company incorporated in Nevada) and its wholly owned subsidiary, National Energy Services Company, Inc. (a New Jersey corporation).

     The Subsidiary provides energy conservation products and services and supplies direct utilities such as natural gas and electricity to the health care industry. Sales are made to facilities throughout the United States.

Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on accelerated methods for financial reporting and income tax purposes over the following estimated useful lives:


                                                 Years
                                                ----------

         Furniture and fixtures                         7
         Equipment                                    5-7
         Leasehold improvements                         7


Use of Estimates

     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

     Effective October 29, 2001, the Subsidiary terminated its election to be taxed as an S corporation under sections of the federal and state income tax laws, which provide that, in lieu of corporation income taxes, the shareholders separately account for their pro rata share of the Company's items of income, deductions, losses and credits.

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2001




Accounts Receivable

     Accounts receivable totaled $1,293,075 at October 31, 2001. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made.

Intangibles

     The cost of goodwill is being amortized by the straight-line method over an estimated life of 40 years.


NOTE B  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

           Furniture and fixtures                $             2,107
           Equipment                                           4,879
           Leasehold improvements                                287
                                                  -------------------
                                                               7,273
           Accumulated depreciation                           (5,923)
                                                  -------------------

                                                 $             1,350
                                                  ===================

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2001




NOTE C  NOTES RECEIVABLE

     Notes receivable are as follows:

            Related-party notes, with no stated
            repayment term                           $           130,254

            Term notes, customers, repayable
            over five-year terms with interest
            at 15%                                             2,819,363
                                                      -------------------
                                                               2,949,617
            Current portion                                     (490,255)
                                                      -------------------

                                                     $         2,459,362
                                                      ===================

     Maturities on the notes are as follows:

            2002                   $           490,255
            2003                               567,468
            2004                               651,960
            2005                               609,019
            2006                               630,915
                                    -------------------
                                    -------------------

                                   $         2,949,617
                                    ===================


NOTE D  LINE OF CREDIT

     The Company has a $200,000 demand bank line of credit with interest at the bank's prime rate plus 1%. The line of credit is secured by substantially all corporate assets and a shareholder guarantee. Maximum borrowing on the line of credit was $200,000 in 2001.

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2001




NOTE E            LONG-TERM DEBT

Long-term debt consists of the following:

Bank term loan, payable $775 per month,  principal and variable interest        $           23,241
of prime plus 2%  through  April  2004,  secured  by  substantially  all corporate assets; at October 31, 2001, the loan's prime was 4.75%

Term loans with Pennsylvania Power and Light, repayable over five-year terms corresponding with customer notes receivable;
the loans are
repayable monthly with interest at 15%                                                   2,819,749

Shareholder and employee loans with no stated repayment terms                               75,804

Related-party loan with no stated repayment terms                                           38,581
                                                                                 ------------------
                                                                                         2,957,375
                Current portion                                                           (610,451)
                                                                                 ------------------

                                                                                $        2,346,924
                                                                                 ==================

Annual maturities are as follows:

                2002            $           610,451
                2003                        567,468
                2004                        657,770
                2005                        614,829
                2006                        506,857

Interest paid during 2001 was $21,380.

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2001




NOTE F  LEASE COMMITMENTS

     During 2001, the Company signed a two-year noncancelable lease for office facilities. Under the agreement, the Company is obligated for a minimum lease payment plus a proportionate share of any overage of common area costs. The lease payments under the lease were $12,541 for 2001.

     Future minimum rental payments required under the lease are as follows:

                 2002                      $            21,509
                 2003                                   10,788
                                            -------------------

                                           $            32,297
                                            ===================


NOTE G  MANAGEMENT FEES

     The Company is paying a related party for rent and management costs. The total paid during 2001 amounted to $24,000.


NOTE H  CONCENTRATIONS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2001




NOTE I  ACQUISITION OF SUBSIDIARY AND NAME CHANGE

     Effective October 29, 2001, the Company acquired the stock of National Energy Services Company, Inc. (a New Jersey corporation), pursuant to an executed share exchange agreement. In an exchange for 10,000,000 shares of the outstanding stock (approximately 85 1/2% of the shares in Coastal Enterprises, Inc.), the Company obtained 100% of the stock of National Energy Services Company, Inc. The Coastal name was changed to National Energy Services Co. upon the execution of the share exchange. The exchange was entered into to facilitate obtaining additional equity funding through a future public offering.

     In  addition,  the  Company  has  elected to change its fiscal  year end to
     October  31.   Management   believes  the  change  will  result  in  better
     comparability due to the change in tax structure and ownership.

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
CONSOLIDATED SCHEDULES
Ten Months Ended October 31, 2001



 COST OF SALES
     Material costs                                         $          785,048
     Direct labor                                                      185,907
     Other                                                              53,463
                                                             ------------------

                                                            $        1,024,418
                                                             ==================

 SELLING EXPENSES
     Advertising and promotion                              $           22,837
     Automobile expenses                                                14,664
     Consulting fees                                                    19,756
     Dues and subscriptions                                             14,100
     Fuel expenses                                                       3,950
     Insurance                                                           7,900
     Meals and entertainment                                            22,650
     Office expenses                                                     6,321
     Other                                                               5,848
     Payroll taxes                                                      10,626
     Salaries and commissions                                          212,524
     Seminars                                                            5,380
     Telephone                                                           7,842
     Travel and lodging                                                 70,703
                                                             ------------------

                                                            $          425,101
                                                             ==================

NATIONAL ENERGY SERVICES COMPANY
AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF GENERAL AND
ADMINISTRATIVE EXPENSES
Ten Months Ended October 31, 2001




 GENERAL AND ADMINISTRATIVE EXPENSES
     Accounting                                           $            7,010
     Advertising                                                       2,537
     Automobile expenses                                              17,903
     Bank charges                                                     13,773
     Depreciation and amortization                                     4,955
     Dues and subscriptions                                           10,389
     Fuel expenses                                                     4,594
     Insurance                                                        30,990
     Legal and professional                                           10,743
     Management fee                                                   24,000
     Meals and entertainment                                          24,674
     Office expenses                                                  56,886
     Other expenses                                                    6,661
     Payroll                                                         197,267
     Payroll and other taxes                                          49,908
     Postage and printing                                              7,780
     Rent                                                             12,541
     Seminars and training                                               399
     Telephone                                                        18,299
     Travel and lodging                                               23,567
                                                           ------------------

                                                          $          524,876
                                                           ==================

                      NATIONAL ENERGY SERVICE COMPANY, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                  Three Months Ended January 31, 2002 and 2001

TABLE OF CONTENTS

                                                                       Page No.


FINANCIAL STATEMENTS

    Consolidated Balance Sheet.........................................  F-16

    Consolidated Statements of Income..................................  F-17

    Consolidated Statement of Changes in Stockholders' Equity..........  F-18

    Consolidated Statement of Cash Flows...............................  F-19

    Notes to Consolidated Financial Statements.........................  F-20

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
January 31, 2002

ASSETS

CURRENT ASSETS
   Cash                                                                 $        8,602
   Accounts receivable                                                       1,629,650
   Notes receivable                                                            530,001
                                                                         --------------

                               TOTAL CURRENT ASSETS                          2,168,253



PROPERTY AND EQUIPMENT                                                          10,939


OTHER ASSETS
   Notes receivable, related parties                                           321,894
   Notes receivable                                                          2,374,423
   Goodwill                                                                    357,658
                                                                         --------------
                                                                             3,053,975
                                                                         --------------

                                                                        $     5,233,167
                                                                         ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Borrowings on line of credit                                         $      197,619
   Bank overdrafts                                                              95,644
   Current portion of long-term debt                                           634,872
   Accounts payable                                                          1,556,351
   Accrued expenses                                                             66,976
                                                                         --------------

              TOTAL CURRENT LIABILITIES                                      2,551,462

LONG-TERM DEBT, less current portion                                         2,385,265

STOCKHOLDERS' EQUITY
Common stock, $.001 par value, 20,000,000 shares
authorized, 12,540,260 shares issued and outstanding                            12,541
                                                                         --------------
                                                                               503,459
Additional paid-in capital                                                    (219,560)
                                                                         --------------
Accumulated deficit                                                            296,440
                                                                         --------------

                                                                        $    5,233,167
                                                                         --------------

See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Three Months Ended January 31, 2002 and 2001


                                                                 2002                2001
                                                             ------------        ------------

REVENUES
   Revenue                                                  $    520,380        $    327,236
   Utility Income                                                 12,851             (19,222)
                                                             ------------        ------------

                                                                 533,231             308,014

COST OF SALES                                                    398,743            (194,126)
                                                             ------------        ------------

              GROSS  PROFIT                                      134,488             113,888

OPERATING EXPENSES
   Selling                                                       147,254              44,299
   General and administrative                                    204,617              49,437
                                                             ------------        ------------
                                                                 351,871              93,736
                                                             ------------        ------------

              INCOME (LOSS) FROM
              OPERATIONS                                        (217,383)             20,152

NON OPERATING EXPENSE
   Interest expense                                                2,177               5,650
                                                             ------------        ------------

              NET INCOME (LOSS)                             $   (219,560)       $     14,502
                                                             ============        ============


See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Three Months Ended January 31, 2002



                                                        Common Stock             Additional
                                                -----------------------------     Paid-In         Accumulated
                                                    Shares           Amount       Capital           Deficit         Totals
                                                --------------   ------------   -------------    -------------    -----------



BALANCE AT BEGINNING OF PERIOD                     11,700,000  $     12,541           4,300     $           -    $     16,000

   Issuance of common stock                           840,260           841         499,159                 -         500,000

   Net loss                                                 -             -              -           (219,560)       (219,560)
                                                --------------  ------------    ------------     -------------    -----------


BALANCE AT END OF PERIOD                           12,540,260  $     12,541         503,459     $    (219,560)   $    296,440
                                                ==============  ============    ============     =============    ===========








See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
Three Months Ended January 31, 2002




CASH FLOWS FROM OPERATING ACTIVITIES                                    $   (219,560)
   Net loss
   Adjustments to reconcile net loss to net cash
   used by operating activities
     Depreciation and amortization                                             2,554
     Increase in accounts receivable                                        (336,574)
     Increase in
        Bank overdrafts                                                       51,096
        Accounts payable and accrued expenses                                233,590
                                                                         ------------
               NET CASH USED BY OPERATING
                   ACTIVITIES                                               (268,894)

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                       (9,894)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings on line of credit                                           (2,381)
   Net proceeds from notes payable                                            65,861
   Repayments of bank term loan                                               (3,099)
   Net customer notes receivable                                             (85,061)
   Net related-party notes receivable                                       (191,640)
   Sale of stock                                                             500,000
                                                                         ------------
                   NET CASH PROVIDED BY FINANCING
                   ACTIVITIES                                                283,680
                                                                         ------------

                   NET INCREASE IN CASH                                        4,892

CASH AT BEGINNING OF PERIOD                                                    3,710
                                                                         ------------

                   CASH AT END OF PERIOD                                $      8,602
                                                                         ============


SUPPLEMENTAL DISCLOSURES
   Interest paid                                                               2,262



See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002




NOTE A  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Business

     The consolidated financial statements include the accounts of National Energy Service Company, Inc. (a holding company incorporated in Nevada) and its wholly owned subsidiary, National Energy Services Company, Inc. (a New Jersey corporation).

     The Subsidiary provides energy conservation products and services and supplies direct utilities such as natural gas and electricity to the health care industry. Sales are made to facilities throughout the United States.

Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on accelerated methods for financial reporting and income tax purposes over the following estimated useful lives:

                                                                 Years
                                                                ----------

                           Furniture and fixtures                       7
                           Equipment                                  5-7
                           Leasehold improvements                       7

                  Use of Estimates

     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

     Accounts receivable totaled $1,629,650 at January 31, 2002. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made.

Intangibles

          The cost of goodwill is being amortized by the straight-line method over an estimated life of 40 years.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002




NOTE B            PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

         Furniture and fixtures                      $             2,107
         Equipment                                                11,873
         Leasehold improvements                                    3,187
                                                      -------------------
                                                                  17,167
         Accumulated depreciation                                 (6,228)
                                                      -------------------

                                                     $            10,939
                                                      ===================


NOTE C            NOTES RECEIVABLE

     Notes receivable are as follows:

         Related-party notes, with no stated repayment term                     $           321,894

         Term  notes,   customers,   repayable  over  five-year  terms  with
         interest at 15%                                                                  2,904,424
                                                                                 -------------------
                                                                                          3,226,318
         Current portion                                                                   (530,001)
                                                                                 -------------------

                                                                                $         2,696,317
                                                                                 ===================

     Maturities on the notes are as follows:

                   2002                   $           530,001
                   2003                               593,831
                   2004                               682,561
                   2005                               644,539
                   2006                               543,995
                   2007                               231,391
                                           -------------------

                                          $         3,226,318
                                           ===================

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002




NOTE D  LINE OF CREDIT

     The Company has a $200,000 demand bank line of credit with interest at the bank's prime rate plus 1%. The line of credit is secured by substantially all corporate assets and a shareholder guarantee. Maximum borrowing on the line of credit was $200,000 for the three months ended January 31, 2002.


NOTE E  LONG-TERM DEBT

Long-term debt consists of the following:

 Bank term loan, payable $775 per month,  principal and variable interest of    $            20,143
 prime plus 2% through April 2004,  secured by  substantially  all corporate assets; at January 31, 2002, the loan's prime was 4.00%

 Term loans with Pennsylvania Power and Light, repayable over five-year terms corresponding with customer notes receivable; the loans are
 repayable monthly with interest at 15%                                                   2,904,423

 Shareholder and employee loans with no stated repayment terms                               95,571
                                                                                 -------------------
                                                                                          3,070,137
 Current portion                                                                           (634,872)
                                                                                 -------------------
                                                                                 -------------------

                                                                                $         2,385,265
                                                                                 ===================

     Annual maturities are as follows:

                  2002                $            634,872
                  2003                             603,131
                  2004                             687,211
                  2005                             644,539
                  2006                             490,937
                  2007                               9,447

     Interest paid during the three months ended January 31, 2002, was $2,262.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002




NOTE F  LEASE COMMITMENTS

     During 2001, the Company signed a two-year noncancelable lease for office facilities. Under the agreement, the Company is obligated for a minimum lease payment plus a proportionate share of any overage of common area costs. The lease payments under the lease were $9,640 for the three months ended January 31, 2002.

     Future minimum rental payments required under the lease are as follows:

        2002                     $            11,869
        2003                                  10,788
                                  -------------------

                                 $            22,657
                                  ===================


NOTE G  MANAGEMENT FEE

     The Company is paying a related party for rent and management costs. The total paid during the three months ended January 31, 2002, amounted to $17,666.


NOTE H  CONCENTRATIONS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002




NOTE I  ACQUISITION OF SUBSIDIARY AND NAME CHANGE

     Effective October 29, 2001, the Company acquired the stock of National Energy Services Company, Inc. (a New Jersey corporation), pursuant to an executed share exchange agreement. In an exchange for 10,000,000 shares of the outstanding stock (approximately 85 1/2% of the shares in Coastal Enterprises, Inc.), the Company obtained 100% of the stock of National Energy Services Company, Inc. The Coastal name was changed to National Energy Services Co. upon the execution of the share exchange. The exchange was entered into to facilitate obtaining additional equity funding through a future public offering.

     In  addition,  the  Company  has  elected to change its fiscal  year end to
     October  31.   Management   believes  the  change  will  result  in  better
     comparability due to the change in tax structure and ownership.

                     NATIONAL ENERGY SERVICE COMPANY, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

               Three and Six Months Ended April 30, 2002 and 2001

TABLE OF CONTENTS

                                                                      Page No.


FINANCIAL STATEMENTS

    Consolidated Balance Sheet........................................    F-27

    Consolidated Statements of Income.................................    F-28

    Consolidated Statement of Changes in Stockholders' Equity.........    F-29

    Consolidated Statement of Cash Flows..............................    F-30

    Notes to Consolidated Financial Statements........................    F-31

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
April 30, 2002



ASSETS

CURRENT ASSETS
   Cash                                                           $             4,392
   Accounts receivable                                                      2,707,101
   Notes receivable                                                           602,752
                                                                  --------------------

                               TOTAL CURRENT ASSETS                         3,314,245



PROPERTY AND EQUIPMENT                                                         14,902


OTHER ASSETS
   Notes receivable, related parties                                          261,012
   Notes receivable                                                         2,556,240
   Goodwill                                                                   355,408
                                                                  --------------------
                                                                            3,172,660
                                                                  --------------------

                                                                  $         6,501,807
                                                                  ====================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Borrowings on line of credit                                   $           190,476
   Bank overdrafts                                                            181,748
   Current portion of long-term debt                                          692,382
   Accounts payable                                                         2,223,315
   Accrued expenses                                                           163,820
                                                                  --------------------

                               TOTAL CURRENT LIABILITIES                    3,451,741

LONG-TERM DEBT, less current portion                                        2,564,759

STOCKHOLDERS' EQUITY
   Common stock, $.001 par value, 20,000,000 shares
   authorized, 12,594,260 shares issued and outstanding                        12,594
   Additional paid-in capital                                                 503,406
   Accumlated deficit                                                         (30,693)
                                                                  --------------------
                                                                              485,307
                                                                  --------------------

                                                                  $         6,501,807
                                                                  ====================

See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Three and Six Months Ended April 30, 2002 and 2001

                                                                  Three                                  Nine
                                                                  Months                                 Months
                                                    -----------------------------        -------------------------------
                                                         2002             2001                  2002              2001
                                                    -------------      -----------        --------------      ------------


REVENUES
   Revenue                                          $1,439,914        $   420,832        $    1,960,294       $    748,068

   Utility Income                                         17,153             (970)               30,004            (20,192)
                                                     ------------      -----------         ------------        -----------

                                                       1,457,067          419,862             1,990,298            727,876

COST OF SALES                                            870,009          223,299             1,268,752            417,425
                                                     ------------      -----------         ------------        -----------

                             GROSS PROFIT                587,058          196,563               721,546            310,451

OPERATING EXPENSES
   Selling                                               186,525           78,443               333,779            122,742
   General and administrative                            208,273           94,499               412,890            143,936
                                                     ------------      -----------         ------------        -----------
                                                         394,798          172,942               746,669            266,678
                                                     ------------      -----------         ------------        -----------

                             INCOME (LOSS) FROM
                             OPERATIONS                  192,260           23,621               (25,123)            43,773

NON OPERATING EXPENSE
   Interest expense                                        3,393            4,918                 5,570             10,568
                                                     ------------      -----------         ------------        -----------

                             NET INCOME (LOSS)      $    188,867      $    18,703         $     (30,693)      $     33,205
                                                     ============      ===========         ============        ===========



See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC. AND
SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Three and Six Months Ended April 30, 2002

                                                                               Three
                                                                               Months
                                                ------------------------------------------------------------------------
                                                          Common
                                                          Stock                  Additional
                                                --------------------------        Paid-In      Accumulated
                                                   Shares       Amount            Capital       Deficit       Totals
                                                ------------    ----------      ------------   -----------   -----------



BALANCE AT BEGINNING OF PERIOD                     12,540,260  $    12,541           503,459  $  (219,560)  $   296,440

   Net loss                                                 -            -                 -      188,867      188,857
                                                 -------------  ----------      ------------   -----------   ----------

BALANCE AT END OF PERIOD                           12,540,260  $    12,541           503,459  $   (30,693)  $   485,307
                                                 =============  ==========      ============   ===========   ==========


                                                                               Three
                                                                               Months
                                                ------------------------------------------------------------------------
                                                          Common
                                                          Stock                  Additional
                                                --------------------------        Paid-In      Accumulated
                                                   Shares       Amount            Capital       Deficit       Totals
                                                ------------    ----------      ------------   -----------   -----------



BALANCE AT BEGINNING OF PERIOD                   11,700,000    $    11,700           4,300    $        -    $    16,000
   Issuance of common stock                         894,260            894         489,106             -        500,000

   Net loss                                               -              -               -        (30,693)      (30,693)
                                                -----------     ----------      ------------   ------------  ----------

BALANCE AT END OF PERIOD                         12,594,260    $    12,594         503,406    $    (30,693) $   485,307
                                                ===========     ==========      ============   ============  ==========




See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
Three and Six Months Ended April 30, 2002

                                                               Three                     Nine
                                                              Months                    Months
                                                           --------------           --------------

CASH FLOWS FROM OPERATING ACTIVITIES                      $      188,867        $         (30,693)
   Net loss
   Adjustments to reconcile net loss to net cash
   used by operating activities
     Depreciation and amortization                                 3,062                    5,616
     Increase in accounts receivable                          (1,077,451)              (1,414,025)
     Increase in
        Bank overdrafts                                           86,104                  137,200
        Accounts payable and accrued expenses                    763,809                  997,399
                                                           --------------           --------------
               NET CASH USED BY OPERATING
                  ACTIVITIES                                     (35,609)                (304,503)

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                           (4,776)                 (14,670)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings on line of credit                               (7,143)                  (9,524)
   Net proceeds from notes payable                               239,328                  305,189
   Repayments of bank term loan                                   (2,324)                  (5,423)
   Net customer notes receivable                                (254,568)                (339,629)
   Net related-party notes receivable                             60,882                 (130,758)

   Sale of stock                                                       -                   500,000
                                                           --------------           --------------
                  NET CASH PROVIDED BY FINANCING
                  ACTIVITIES                                      36,175                  319,855
                                                           --------------           --------------

                  NET INCREASE IN CASH                            (4,210)                     682

CASH AT BEGINNING OF PERIOD                                        8,602                    3,710
                                                           --------------           --------------

                  CASH AT END OF PERIOD                   $        4,392        $           4,392
                                                           ==============           ==============


SUPPLEMENTAL DISCLOSURES
   Interest paid                                                   3,393                    9,972



See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2002




NOTE A  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Business

     The consolidated financial statements include the accounts of National Energy Service Company, Inc. (a holding company incorporated in Nevada) and its wholly owned subsidiary, National Energy Services Company, Inc. (a New Jersey corporation).

     The Subsidiary provides energy conservation products and services and supplies direct utilities such as natural gas and electricity to the health care industry. Sales are made to facilities throughout the United States.

Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on accelerated methods for financial reporting and income tax purposes over the following estimated useful lives:

                                                    Years
                                                 ----------

         Furniture and fixtures                          7
         Equipment                                     5-7
         Leasehold improvements                          7

Use of Estimates

     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

     Accounts receivable totaled $2,707,101 at April 30, 2002. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made.

Intangibles

     The cost of goodwill is being amortized by the straight-line method over an estimated life of 40 years.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2002




NOTE B  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

           Furniture and fixtures                                               $             2,107
           Equipment                                                                         16,648
           Leasehold improvements                                                             3,187
                                                                                 -------------------
                                                                                             21,942
           Accumulated depreciation                                                          (7,040)
                                                                                 -------------------
                                                                                $            14,902
                                                                                 ===================


NOTE C  NOTES RECEIVABLE

     Notes receivable are as follows:

           Related-party  notes,  with no  stated  repayment                    $           261,012
           term

           Term notes,  customers,  repayable over five-year
           terms with interest at 15%                                                     3,158,992
                                                                                 -------------------
                                                                                 -------------------
                                                                                          3,420,004
           Current portion                                                                 (602,752)
                                                                                 -------------------
                                                                                 -------------------

                                                                                $         2,817,252
                                                                                 ===================

     Maturities on the notes are as follows:

           2002                       $           602,752
           2003                                   647,321
           2004                                   744,650
           2005                                   716,608
           2006                                   627,651
           2007                                    81,022
                                       -------------------
                                      $         3,420,004
                                       ===================

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2002




NOTE D  LINE OF CREDIT

     The Company has a $200,000 demand bank line of credit with interest at the bank's prime rate plus 1%. The line of credit is secured by substantially all corporate assets and a shareholder guarantee. Maximum borrowing on the line of credit was $200,000 for the six months ended April 30, 2002.


NOTE E            LONG-TERM DEBT

     Long-term debt consists of the following:

Bank term loan, payable $775 per month,  principal and variable interest at prime plus 2%  through  April  2004,  secured  by  substantially  all
corporate assets; at April 30, 2002, the loan's prime was 4.00%                 $           17,810

Term loans with Pennsylvania Power and Light, repayable over five-year terms corresponding with customer notes receivable; the loan are repayable
monthly with interest at 15%                                                             3,158,997

Shareholder and employee loans with no stated repayment terms                               80,334
                                                                                 ------------------
                                                                                         3,257,141
Current portion                                                                           (692,382)
                                                                                 ------------------
                                                                                 ------------------

                                                                                $        2,564,759
                                                                                 ==================

     Annual maturities are as follows:

             2002                    $    692,382
             2003                         656,631
             2004                         649,300
             2005                         616,608
             2006                         627,651
             2007                          14,569

     Interest paid during the three and six months ended April 30, 2002, was $3,393 and $5,570, respectively.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2002




NOTE F  LEASE COMMITMENTS

     During 2001, the Company signed a two-year noncancelable lease for office facilities. Under the agreement, the Company is obligated for a minimum lease payment plus a proportionate share of any overage of common area costs. The lease payments under the lease for the three and six months ended April 30, 2002, were $9,461 and $19,281, respectively.

     Future minimum rental payments required under the lease are as follows:

            2002                      $             2,408
            2003                                   10,788
                                       -------------------

                                      $            13,196
                                       ===================


NOTE G  MANAGEMENT FEE

     The Company is paying a related party for rent and management costs. The total paid during the three and six months ended April 30, 2002, amounted to $30,999 and $48,665, respectively.


NOTE H  CONCENTRATIONS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2002




NOTE I  ACQUISITION OF SUBSIDIARY AND NAME CHANGE

     Effective October 29, 2001, the Company acquired the stock of National Energy Services Company, Inc. (a New Jersey corporation), pursuant to an executed share exchange agreement. In an exchange for 10,000,000 shares of the outstanding stock (approximately 85 1/2% of the shares in Coastal Enterprises, Inc.), the Company obtained 100% of the stock of National Energy Services Company, Inc. The Coastal name was changed to National Energy Services Co. upon the execution of the share exchange. The exchange was entered into to facilitate obtaining additional equity funding through a future public offering.

     In  addition,  the  Company  has  elected to change its fiscal  year end to
     October  31.   Management   believes  the  change  will  result  in  better
     comparability due to the change in tax structure and ownership.

                     NATIONAL ENERGY SERVICE COMPANY, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

               Three and Nine Months Ended July 31, 2002 and 2001

TABLE OF CONTENTS

                                                                     Page No.


FINANCIAL STATEMENTS

    Consolidated Balance Sheet.......................................     F-38

    Consolidated Statements of Income................................     F-39

    Consolidated Statement of Changes in Stockholders' Equity........     F-40

    Consolidated Statement of Cash Flows.............................     F-41

    Notes to Consolidated Financial Statements.......................     F-42

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
July 31, 2002

ASSETS

CURRENT ASSETS
   Cash                                                           $      15,127
   Accounts receivable                                                2,291,690
   Notes receivable                                                     690,698
   Prepaid expenses                                                      32,000
   Work in process                                                       36,292
                                                                  --------------

                               TOTAL CURRENT ASSETS                   3,065,807

PROPERTY AND EQUIPMENT                                                   21,986


OTHER ASSETS
   Notes receivable, related parties                                    321,153
   Notes receivable                                                   2,708,810
   Goodwill                                                             353,159
                                                                  --------------
                                                                      3,383,122
                                                                  --------------

                                                                  $   6,470,915
                                                                  ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Borrowings on line of credit                                   $    180,952
   Bank overdrafts                                                     229,194
   Current portion of long-term debt                                   893,114
   Accounts payable                                                  2,137,451
   Accrued expenses                                                    134,953
                                                                  --------------

                               TOTAL CURRENT LIABILITIES             3,575,664

LONG-TERM DEBT, less current portion                                 2,715,779

STOCKHOLDERS' EQUITY
   Common stock, $.001 par value, 20,000,000 shares
   authorized, 12,594,260 shares issued and outstanding                 12,594
   Additional paid-in capital                                          503,406
   Accumlated deficit                                                (336,528)
                                                                  --------------
                                                                       179,472
                                                                  --------------

                                                                  $   6,470,915
                                                                  ==============


See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC. and
SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Three and Nine Months Ended July 31, 2002 and 2001

                                                                  Three                                  Nine
                                                                  Months                                 Months
                                                    -----------------------------        -------------------------------
                                                         2002             2001                  2002              2001
                                                    -------------      -----------        --------------      ------------

REVENUES
   Revenue                                         $     190,924      $   776,778       $     2,151,218      $  1,524,846
   Utility Income                                         12,353           41,751                42,357            21,559
                                                    -------------      -----------        --------------      ------------

                                                         203,277          818,529             2,193,575         1,546,405

COST OF SALES                                            202,672          458,464             1,471,424           875,889
                                                    -------------      -----------        --------------      ------------

                                 GROSS  PROFIT               605          360,065               722,151           670,516

OPERATING EXPENSES
   Selling                                               130,810          135,741               464,589           258,483
   General and administrative                            173,054          146,500               584,118           290,436
                                                    -------------      -----------        --------------      ------------
                                                         303,864          282,241             1,048,707           548,919
                                                    -------------      -----------        --------------      ------------

                                 INCOME (LOSS)
                                 FROM
                                 OPERATIONS            (303,259)           77,824             (326,556)           121,597

NON OPERATING EXPENSE
   Interest expense                                        2,576           10,032                 9,972            20,600
                                                    -------------      -----------        --------------      ------------

                                 NET INCOME
                                 (LOSS)            $    (305,835)     $   67,792         $     (336,528)     $    100,997



See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC. and SUBSIDARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY Three and Nine Months
Ended July 31, 2002


                                                                               Three
                                                                               Months
                                                ------------------------------------------------------------------------
                                                          Common
                                                          Stock                  Additional
                                                --------------------------        Paid-In      Accumulated
                                                   Shares       Amount            Capital       Deficit       Totals
                                                ------------    ----------      ------------   -----------   -----------

BALANCE AT BEGINNING OF PERIOD                   12,540,260    $    12,541           503,459  $   (30,693)  $    485,307

   Net loss                                               -              -                 0     (305,835)     (305,835)
                                                ------------    ----------      ------------   -----------   -----------

BALANCE AT END OF PERIOD                         12,540,260    $    12,541           503,459  $  (336,528)  $    179,472
                                                ============    ==========      ============   ===========   ===========



                                                                               Nine
                                                                               Months
                                                ------------------------------------------------------------------------
                                                          Common
                                                          Stock                  Additional
                                                --------------------------        Paid-In      Accumulated
                                                   Shares       Amount            Capital       Deficit       Totals
                                                ------------    ----------      ------------   -----------   -----------

BALANCE AT BEGINNING OF PERIOD                    11,700,000   $    11,700             4,300  $         -   $     16,000

   Issuance of common stock                          894,260           894           499,106            -        500,000

   Net loss                                                -             -                 -      (336,528)     (336,528)
                                                ------------    ----------      ------------   -----------   -----------

BALANCE AT END OF PERIOD                          12,594,260   $    12,594           503,406  $   (336,528)  $   179,472
                                                ============    ==========      ============   ===========   ===========




See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS Three and Nine Months Ended July 31, 2002

                                                                    Three                    Nine
                                                                   Months                   Months
                                                                --------------            ------------

CASH FLOWS FROM OPERATING ACTIVITIES                           $    (305,835)   $           (336,528)
   Net loss
   Adjustments to reconcile net loss to net cash
   used by operating activities
     Depreciation and amortization                                      3,664                   9,280
     (increase) decrease in
       Accounts receivable                                            415,412               (998,613)
       Prepaid expenses                                              (32,000)                (32,000)
       Work in progress                                              (36,292)                (36,292)
     Increase (decrease) in
       Bank overdrafts                                                 47,446                 184,646
       Accounts payable and accrued expenses                        (114,731)                 882,668
                                                                --------------            ------------
               NET CASH USED BY OPERATING
                  ACTIVITIES                                         (22,336)               (326,839)

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                               (8,499)                (23,169)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings on line of credit                                   (9,524)                (19,048)
   Net proceeds from notes payable                                    353,293                 658,482
   Repayments of bank term loan                                       (1,541)                 (6,964)
   Net customer notes receivable                                    (240,517)               (580,146)
   Net related-party notes receivable                                (60,141)               (190,899)
   Sale of stock                                                            0                 500,000
                                                                --------------            ------------
                  NET CASH PROVIDED BY FINANCING
                  ACTIVITIES                                           41,570                 361,425
                                                                --------------            ------------

                  NET INCREASE IN CASH                                 10,735                  11,417

CASH AT BEGINNING OF PERIOD                                             4,392                   3,710
                                                                --------------            ------------


                  CASH AT END OF PERIOD                        $       15,127   $              15,127
                                                                ==============            ============


SUPPLEMENTAL DISCLOSURES
   Interest paid                                                        2,576                   9,972



See accompanying notes and accountants' report

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2002




NOTE A            NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Business

     The consolidated financial statements include the accounts of National Energy Service Company, Inc. (a holding company incorporated in Nevada) and its wholly owned subsidiary, National Energy Services Company, Inc. (a New Jersey corporation).

     The Subsidiary provides energy conservation products and services and supplies direct utilities such as natural gas and electricity to the health care industry. Sales are made to facilities throughout the United States.

Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on accelerated methods for financial reporting and income tax purposes over the following estimated useful lives:

                                             Years
                                           ---------

       Furniture and fixtures                     7
       Equipment                                5-7
       Leasehold improvements                     7

Use of Estimates

     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

     Accounts receivable totaled $2,291,690 at July 31, 2002. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made.

Intangibles

     The cost of goodwill is being amortized by the straight-line method over an estimated life of 40 years.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2002



NOTE B  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

            Furniture and fixtures                                             $             2,107
            Equipment                                                                       25,146
            Leasehold improvements                                                           3,187
                                                                                -------------------
                                                                                            30,440
            Accumulated depreciation                                                        (8,454)
                                                                                -------------------

                                                                               $            21,986
                                                                                ===================


NOTE C  NOTES RECEIVABLE

     Notes receivable are as follows:


          Related-party  notes,  with no  stated  repayment                    $           321,153
          term

          Term notes,  customers,  repayable over five-year
          terms with interest at 15%                                                     3,399,508
                                                                                -------------------
                                                                                         3,720,661
          Current portion                                                                 (690,698)
                                                                                -------------------

                                                                               $         3,029,963
                                                                                ===================

     Maturities on the notes are as follows:

              2002                        $           690,698
              2003                                    705,970
              2004                                    812,726
              2005                                    795,629
              2006                                    640,638
              2007                                     75,000
                                           -------------------
                                           -------------------

                                          $         3,720,661
                                           ===================

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2002




NOTE D  LINE OF CREDIT

     The Company has a $200,000 demand bank line of credit with interest at the bank's prime rate plus 1%. The line of credit is secured by substantially all corporate assets and a shareholder guarantee. Maximum borrowing on the line of credit was $200,000 for the nine months ended July 31, 2002.


NOTE E  LONG-TERM DEBT

                  Long-term debt consists of the following:

     Bank term loan, payable $775 per month, principal and variable interest $ 16,269 at prime plus 2% through April 2004, secured by substantially all corporate assets; at July 31, 2002, the loan's prime was 4.00%

     Term loans with Pennsylvania Power and Light, repayable over five-year terms corresponding with customer notes receivable;
     the loans are repayable monthly with interest at 15%                                3,399,508

     Shareholder and employee loans with no stated repayment terms                         193,116
                                                                                 ------------------
                                                                                         3,608,893
     Current portion                                                                      (893,114)
                                                                                 ------------------
                                                                                 ------------------

                                                                                $        2,715,779
                                                                                 ==================

     Annual maturities are as follows:

              2002                    $           893,114
              2003                                677,220
              2004                                617,376
              2005                                695,629
              2006                                619,374
              2007                                106,180

     Interest paid during the three and nine months ended July 31, 2002, was $2,576 and $9,972, respectively.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2002




NOTE F  LEASE COMMITMENTS

     During 2001, the Company signed a two-year noncancelable lease for office facilities. Under the agreement, the Company is obligated for a minimum lease payment plus a proportionate share of any overage of common area costs. The lease payments under the lease for the three and nine months ended July 31, 2002, were $8,394 and $27,495, respectively.

     Future minimum rental payments required under the lease are as follows:

            2003              $            10,788
                              ===================


NOTE G  MANAGEMENT FEE

     The Company is paying a related party for rent and management costs. The total paid during the three and nine months ended July 31, 2002, amounted to $30,999 and $79,664, respectively.


NOTE H  CONCENTRATIONS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

NATIONAL ENERGY SERVICE COMPANY, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
July 31, 2002




NOTE I  ACQUISITION OF SUBSIDIARY AND NAME CHANGE

     Effective October 29, 2001, the Company acquired the stock of National Energy Services Company, Inc. (a New Jersey corporation), pursuant to an executed share exchange agreement. In an exchange for 10,000,000 shares of the outstanding stock (approximately 85 1/2% of the shares in Coastal Enterprises, Inc.), the Company obtained 100% of the stock of National Energy Services Company, Inc. The Coastal name was changed to National Energy Services Co. upon the execution of the share exchange. The exchange was entered into to facilitate obtaining additional equity funding through a future public offering.

     In  addition,  the  Company  has  elected to change its fiscal  year end to
     October  31.   Management   believes  the  change  will  result  in  better
     comparability due to the change in tax structure and ownership.

PART III

Item 1.           Index to Exhibits

3.(i).1  *        Articles of Incorporation filed February 17, 1998.

3.(i).2  *        Certificate of Amendment of Articles of Incorporation filed October 29, 2001.

3.(ii).1 *        Bylaws.

4.1      *        Form of Private Placement Offering of 1,600,000 common shares at $0.01 per share.

10.1     *        Master Agreement between NESNJ and PPL dated January 11, 1999.

10.2     *        Lease for the premises located at 3153 Fire Road, Suite 2C,
                  Egg Harbor Township, New Jersey 08234 dated April 13, 2001.

10.3     *        The Share Exchange dated October 19, 2001.

10.4     *        Lease for the premises located at 328 South Main Street, New Hope, PA 18938 dated
                  December 27, 2001.
-------------------------------------------------

     *    Filed herein.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     National Energy Services Company, Inc.
                     --------------------------------------
                                  (Registrant)

Date: November 12, 2002

                   By: /s/ John A. Grillo
                   -------------------------------------------
                   John A. Grillo,  Chairman & President

                   By: /s/ David W. Mason
                   ------------------------------------------
                   David W. Mason, Vice-President of Marketing and Director

                   By: /s/ Rusty J. Gramiak
                   ------------------------------------------
                   Rusty J. Gramiak, Vice-President of Operations and Director

                   By: /s/ Edmond Ragazzi
                   ------------------------------------------
                   Edmond Ragazzi, Secretary



                                       102